EXHIBIT 99.1



(A free translation of the original in Portuguese)

GERDAU S.A.
REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS OF QUARTERLY
INFORMATION (ITR)
MARCH 31, 2004

(A free translation of the original in Portuguese)

REPORT OF INDEPENDENT ACCOUNTANTS
ON LIMITED REVIEWS


1 We have carried out limited reviews of the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters ended March 31, 2004 and 2003. This information is the responsibility of the Company's management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
     (CVM) regulations.

4 Our reviews were conducted in order to issue a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our review, we are not aware of any material modifications that should be made for it to be properly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

April 25, 2003
Gerdau S.A.



5 The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2003. We audited this information upon its preparation, in connection with the audit of the financial statements at that date, on which we issued an unqualified opinion dated February 20, 2004.

     Porto Alegre, April 26, 2004



     PricewaterhouseCoopers                       Carlos Alberto de Sousa
     Auditores Independentes                      Contador CRC 1RJ056561/O-0
     CRC 2SP000160/O-5 "F" RJ

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

--------------------------------------------------------------------------------
REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY MANAGEMENT.
--------------------------------------------------------------------------------


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE   2 - COMPANY NAME       3 - General Taxpayers' Registration (CNPJ)
--------------------------------------------------------------------------------
00398-0        Gerdau S.A.            33.611.500/0001-19
--------------------------------------------------------------------------------
4 - Register Inscription Number - NIRE
--------------------------------------------------------------------------------
33300032266
--------------------------------------------------------------------------------


01.02 - HEAD OFFICE
--------------------------------------------------------------------------------
1 - FULL ADDRESS       2 - SUBURB OR DISTRICT
Av. Joao XXIII, 6777   Sta. Cruz
--------------------------------------------------------------------------------
3 - ZIP CODE           4 - MUNICIPALITY                5 - STATE
23560-900              Rio de Janeiro                  RJ
--------------------------------------------------------------------------------
6 - AREA CODE          7 - TELEPHONE   8 - TELEPHONE   9 - TELEPHONE  10 - TELEX
021                    2414-6000       -               -
--------------------------------------------------------------------------------
11 - AREA CODE         12 - FAX        13 - FAX        14 - FAX
021                    2414-6243       -               -
--------------------------------------------------------------------------------
15 - E-MAIL
INFORM@GERDAU.COM.BR
--------------------------------------------------------------------------------


01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)
--------------------------------------------------------------------------------
1 - NAME                 2 - ADDRESS
Osvaldo Burgos Schirmer  Av. Farrapos, 1811
--------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT   4 - ZIP CODE    5 - MUNICIPALITY          6 - STATE
Floresta                 90220-005       Porto Alegre              RS
--------------------------------------------------------------------------------
6 - AREA CODE              7 - TELEPHONE 8 - TELEPHONE  9 - TELEPHONE 10 - TELEX
051                        3323-2000     -              -
--------------------------------------------------------------------------------
11- AREA CODE              12 - FAX      13 - FAX       14 - FAX
051                        3323-2281     -              -
--------------------------------------------------------------------------------
15 - E-MAIL
inform@gerdau.com.br
--------------------------------------------------------------------------------


01.04 - GENERAL INFORMAION / INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
    CURRENT YEAR           CURRENT QUARTER               PRIOR QUARTER
--------------------------------------------------------------------------------
1-BEGINNING 2-END    3-NUMBER 4-BEGINNING 5-END    6-NUMBER 7-BEGINNING 8-END
--------------------------------------------------------------------------------
1/1/2004   12/31/2004   1     1/1/2004    3/31/2004    4    10/1/2003 12/31/2003
--------------------------------------------------------------------------------
9 - NAME OF INDEPENDENT ACCOUNTANTS                                10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes                     00287-9
--------------------------------------------------------------------------------
11 - NAME OF RESPONSIBLE ACCOUNTANT                      12 - TAXPAYER ID NO. OF
                                                         RESP. ACCOUNTANT
Carlos Alberto Sousa                                     724.687.697-91
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - General Taxpayers' Registration (CNPJ)
------------------------------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
------------------------------------------------------------------------------------------------------


01.05 - CAPITAL COMPOSITION
------------------------------------------------------------------------------------------------------
     NUMBER              1 - CURRENT QUARTER           2 - PRIOR QUARTER              3 - SAME QUARTER
  (THOUSANDS)                 3/31/2004                    12/31/2003                     PRIOR YEAR
                                                                                           3/31/2003
------------------------------------------------------------------------------------------------------
SUBSCRIBED CAPITAL
------------------------------------------------------------------------------------------------------
1 - Common                       51,468                       51,468                      39,590,942
2 - Preferred                    96,886                       96,886                      74,527,529
3 - Total                       148,354                      148,354                     114,118,471

TREASURY STOCK
4 - Common                            0                            0                               0
5 - Preferred                       787                            0                               0
6 - Total                           787                            0                               0


01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 - SITUATION
Operating

3 - SHARE CONTROL NATURE
Private National

4 - ACTIVITY CODE
134 - Administration and Investment Company

5 - MAIN ACTIVITY
Investment and administration

6 - CONSOLIDATION TYPE
Total

7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exception


01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
1-ITEM      2- CNPJ                  3-NAME


01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------
1- ITEM   2 - EVENT        3 - DATE      4 - TYPE              5 - DATE OF  6 - TYPE OF   7 - AMOUNT
                           APPROVED                            PAYMENT      SHARE         PER SHARE
------------------------------------------------------------------------------------------------------
01        Board Meeting    12/30/2003    Interest on capital   2/17/2004    Common        1.0200000000
02        Board Meeting    12/30/2003    Interest on capital   2/17/2004    Preferred     1.0200000000
03        Board Meeting    3/30/2004     Interest on capital   5/18/2004    Common        0.6400000000
04        Board Meeting    3/30/2004     Interest on capital   5/18/2004    Preferred     0.6400000000


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - General Taxpayers' Registration (CNPJ)
-------------------------------------------------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19


01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR
-------------------------------------------------------------------------------------------------------------------------
1- ITEM       2 - DATE OF     3 - Subscribed       4 - CHANGE            5 - NATURE     6 - NUMBER OF     7 - SHARE PRICE
              CHANGE          Capital              AMOUNT                OF CHANGE      SHARES ISSUED     ON ISSUE DATE
                              (Thousands of reais) (Thousands of reais )                   (Thousand)           (Reais)
-------------------------------------------------------------------------------------------------------------------------
                                                                         Revenue
              4/30/2003           1,735,656           400,536            reserve          34,235,541        0.0116965010


01.10 - INVESTOR RELATIONS OFFICER
-------------------------------------------------------------------------------------------------------------------------
1 - DATE                    2 - SIGNATURE

4/28/2004


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
-------------------------------------------------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
-------------------------------------------------------------------------------------------------------------------------


02.01 - BALANCE SHEET - ASSETS (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                               3 - 3/31/2004          4 - 12/31/2003
-------------------------------------------------------------------------------------------------------------------------
1               Total assets                                                     5,185,356               4,727,498
1.01            Current assets                                                     275,303                 415,089
1.01.01         Cash and banks                                                          44                      10
1.01.02         Credits                                                            192,422                 179,518
1.01.02.01      Trade accounts receivable                                                0                       0
1.01.02.03      Tax credits                                                          2,940                   1,844
1.01.02.05      Marketable securities                                              189,482                 177,674
1.01.03         Inventories                                                              0                       0
1.01.03.01      Finished products                                                        0                       0
1.01.03.02      Work in process                                                          0                       0
1.01.03.03      Raw materials                                                            0                       0
1.01.03.04      Warehouse materials                                                      0                       0
1.01.03.05      Advances to suppliers                                                    0                       0
1.01.04         Other                                                               82,837                 235,561
1.01.04.01      Other accounts receivable                                            1,220                     102
1.01.04.02      Deferred income tax and social contribution                              0                       0
1.01.04.03      Dividends receivable                                                81,617                 235,459
1.02            Long-term receivables                                               74,715                  64,097
1.02.01         Sundry credits                                                       8,908                   8,908
1.02.01.01      Eletrobras loans                                                     8,908                   8,908
1.02.02         Receivables from related companies                                       0                       0
1.02.02.01      Associated companies                                                     0                       0
1.02.02.02      Subsidiaries                                                             0                       0
1.02.02.03      Other related persons                                                    0                       0
1.02.03         Other                                                               65,807                  55,189
1.02.03.01      Judicial deposits and other                                         25,503                  25,503
1.02.03.02      Credits from swap transactions                                           0                       0
1.02.03.03      Deferred income tax and social contribution                         40,304                  29,686
1.03            Permanent assets                                                 4,835,338               4,248,312
1.03.01         Investments                                                      4,835,338               4,248,312
1.03.01.01      In associated companies                                                  0                       0
1.03.01.02      In subsidiaries                                                  4,835,295               4,248,269
1.03.01.03      Other                                                                   43                      43
1.03.02         Fixed assets                                                             0                       0
1.03.02.01      Land, buildings and structures                                           0                       0
1.03.02.02      Machinery, equipment and installations                                   0                       0
1.03.02.03      Furniture and fixtures                                                   0                       0
1.03.02.04      Vehicles                                                                 0                       0
1.03.02.05      Electronic data equipment                                                0                       0
1.03.02.06      Construction in progress                                                 0                       0
1.03.02.07      Forestation/reforestation                                                0                       0
1.03.02.08      Accumulated depreciation                                                 0                       0
1.03.03         Deferred charges                                                         0                       0


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
-------------------------------------------------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
-------------------------------------------------------------------------------------------------------------------------


02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                              3 - 3/31/2004           4 - 12/31/2003
-------------------------------------------------------------------------------------------------------------------------
2               Total liabilities and shareholders' equity                    5,185,356                4,727,498
2.01            Current liabilities                                             388,439                  190,261
2.01.01         Loans and financing                                                   0                        0
2.01.02         Debentures                                                            0                        0
2.01.03         Suppliers                                                             0                        0
2.01.04         Taxes, charges and contributions                                 17,191                   42,455
2.01.05         Dividends payable                                                82,614                  131,916
2.01.06         Provisions                                                            0                        0
2.01.07         Payables to related companies                                   285,282                        0
2.01.08         Other                                                             3,352                   15,890
2.01.08.01      Salaries payable                                                    421                    4,089
2.01.08.02      Other payables                                                    2,931                   11,801
2.01.08.03      Deferred income tax and social contribution                           0                        0
2.02            Long-term liabilities                                           408,041                  408,841
2.02.01         Loans and financing                                                   0                        0
2.02.01.01      Local financing                                                       0                        0
2.02.01.02      Foreign financing                                                     0                        0
2.02.02         Debentures                                                      249,787                  227,878
2.02.03         Provisions                                                            0                        0
2.02.04         Payables to related companies                                          0                  20,961
2.02.05         Other                                                           158,254                  160,002
2.02.05.01      Provision for contingencies                                      95,021                   95,000
2.02.05.02      Deferred income tax and social contribution                      59,833                   57,530
2.02.05.03      Other payables                                                    3,400                    7,472
2.02.05.04      Benefits to employees                                                 0                        0
2.03            Deferred income                                                       0                        0
2.05            Shareholders' equity                                          4,388,876                4,128,396
2.05.01         Paid-up capital                                               1,735,656                1,735,656
2.05.02         Capital reserves                                                376,672                  376,672
2.05.02.01      Capital restatement                                                   0                        0
2.05.02.02      Investment subsidies                                            342,909                  342,910
2.05.02.03      Special reserve - Law 8200/91                                    21,487                   21,487
2.05.02.04      Other                                                            12,276                   12,275
2.05.03         Revaluation reserves                                                  0                        0
2.05.03.01      Own assets                                                            0                        0
2.05.03.02      Associated/subsidiary companies' assets                               0                        0
2.05.04         Revenue reserves                                              1,989,031                2,016,068
2.05.04.01      Legal                                                           184,429                  184,429
2.05.04.02      Statutory                                                     1,804,602                1,831,639
2.05.04.03      Contingencies                                                         0                        0
2.05.04.04      Unrealized profits                                                    0                        0
2.05.04.05      Retention of profits                                                  0                        0
2.05.04.06      Special for undistributed dividends                                   0                        0
2.05.04.07      Other                                                                 0                        0
2.05.05         Retained earnings/accumulated losses                            287,517                        0


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
-------------------------------------------------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
-------------------------------------------------------------------------------------------------------------------------


03.01 - STATEMENT OF INCOME (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------
Code            Description                                      3 - 1/1/2004  4 - 1/1/2004   5 - 1/1/2003  6 - 1/1/2003
                                                                 to 3/31/2004  to 3/31/2004   to 3/31/2003  to 3/31/2003
-------------------------------------------------------------------------------------------------------------------------
3.01            Gross sales and/or services                                 0            0      1,526,932      1,526,932
3.02            Deductions                                                  0            0      (313,684)      (313,684)
3.02.01         Taxes on sales                                              0            0      (273,851)      (273,851)
3.02.02         Freight and discounts                                       0            0       (39,833)       (39,833)
3.03            Net sales and/or services                                   0            0      1,213,248      1,213,248
3.04            Cost of sales and/or services rendered                      0            0      (714,417)      (714,417)
3.05            Gross profit                                                0            0        498,831        498,831
3.06            Operating expenses/income                             373,937      373,937      (173,602)      (173,602)
3.06.01         Selling expenses                                            0            0       (71,022)       (71,022)
3.06.02         General and administrative  expenses                  (9,315)      (9,315)       (84,327)       (84,327)
3.06.03         Financial                                               3,117        3,117       (48,733)       (48,733)
3.06.03.01      Financial income                                            0            0         23,865         23,865
3.06.03.02      Financial expenses                                          0            0       (72,598)       (72,598)
3.06.04         Other operating income                                    694          694          1,638          1,638
3.06.05         Other operating expenses                                    0            0              0              0
3.06.06         Equity in the earnings of subsidiaries and            379,441      379,441         28,842         28,842
                associated companies
3.07            Operating profit                                      373,937      373,937        325,229        325,229
3.08            Non-operating results                                       0            0          (606)          (606)
3.08.01         Income                                                      0            0              0              0
3.08.02         Expenses                                                    0            0          (606)          (606)
3.09            Income before taxes and participations                373,937      373,937        324,623        324,623
3.10            Provision for income tax and social                         0            0       (56,618)       (56,618)
                contribution
3.11            Deferred income tax                                     8,316        8,316       (17,566)       (17,566)
3.12            Statutory participations and contributions              (294)        (294)        (4,538)        (4,538)
3.12.01         Participations                                              0            0        (4,538)        (4,538)
3.12.02         Contributions                                               0            0              0              0
3.13            Reversal of interest on own capital                         0            0              0              0
3.15            Net income/loss for the period                        381,959      381,959        245,901        245,901
                Number of shares (thousands), excluding               147,567      147,567    114,118,471    114,118,471
                treasury stock
                Net income per share                                  2.58838      2.58838        0.00215        0.00215
                Loss per share


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 1 - OPERATIONS

Gerdau S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and to the selling of general steel products (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 14.5 million tons of coarse steel per year, basically producing steel in electrical furnaces, from scrap and pig iron acquired, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and it is among the largest recycling companies in the world.

The industrial sector is the Company's most important market, including manufacturers of goods such as vehicles and household and commercial equipment, which basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.


NOTE 2 - PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in conformity with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).


NOTE 3 - SIGNIFICANT ACCOUNTING PRACTICES

a) CASH AND BANKS AND FINANCIAL INVESTMENTS - financial investments are recorded at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with the financial institutions, and do not exceed the market value;

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b) CUSTOMERS - are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover eventual losses on amounts receivable;

C) INVENTORIES - are stated at the lower of market value and average production or purchase cost;

d) INVESTMENTS IN SUBSIDIARIES - are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;

e) FIXED ASSETS - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

f) DEFERRED CHARGES - amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

g) FINANCING - is stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

h) INCOME TAX AND SOCIAL CONTRIBUTION - current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

i) OTHER CURRENT AND LONG-TERM ASSETS AND LIABILITIES - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

j) TRANSLATION OF FOREIGN CURRENCY BALANCES - the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of the Quarterly Information (March 31, 2004 - US$ 1.00 = R$ 2.9086 and December 31, 2003 - US$ 1.00 = R$ 2.8892).

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 4 - CONSOLIDATED QUARTERLY INFORMATION

a) The consolidated Quarterly Information at March 31, 2004 include the accounts of Gerdau S.A. and the directly or indirectly controlled subsidiaries listed below:


                                                                                                   Shareholders'
Consolidated company                                                            Percentage             equity
----------------------------------------------------------------------------  ----------------   -------------------
Gerdau Acominas S.A.                                                                92                    3,273,198
Gerdau Internacional Empreendimentos Ltda. - Grupo Gerdau                           100                   1,992,587
Gerdau GTL Spain S.L.                                                               100                   1,863,901
Gerdau Ameristeel Corporation e subsidiarias*                                       69                    1,617,538
Gerdau Steel Inc.                                                                   100                   1,341,924
Aramac S.A.                                                                         100                     594,613
GTL Equity Investments Corp.                                                        100                     594,537
Axol S.A.                                                                           100                     351,700
Gerdau Chile Inversiones Ltda.                                                      100                     351,659
Industria Del Aciero S.A.-Indac                                                     100                     351,620
Gerdau Aza S.A.                                                                     100                     350,057
Seiva S.A. - Florestas e Industrias                                                 97                      172,054
Sipar Aceros S.A.                                                                   38                        76,999
Margusa - Maranhao Gusa S.A.                                                        92                        54,682
Itaguai Com. Imp. e Exp. Ltda.                                                      100                       50,552
Armafer Servicos de Construcao Ltda.                                                92                        40,403
Florestal Rio Largo Ltda.                                                           100                       36,723
Gerdau Laisa S.A.                                                                   100                       36,699
GLT Brasil Ltda.                                                                    100                       35,501
Acominas Com. Imp. Exp. S.A.- Acotrading                                            92                        22,589
GTL Financial Corp.                                                                 100                       12,067
Acominas Overseas Ltd.                                                              92                         7,602
Florestal Itacambira S.A.                                                           92                         7,287
Aceros Cox S.A.                                                                     100                        6,572
Siderco S.A.                                                                        38                         6,078
Siderurgica Riograndense S.A.                                                       87                           545
GTL Trade Finance Inc.                                                              100                           29
Dona Francisca Energetica S.A.                                                      52                       (17,805)

* Subsidiaries:
Gerdau Ameristeel MRM Special Sections Inc.(69%), Gerdau USA Inc.(69%), AmeriSteel Bright Bar Inc.(69%),
Gerdau AmeriSteel US Inc.(69%), Gerdau Ameristeel Perth Amboy Inc.(69%), Gallatin Steel Company (34%),
Gerdau Ameristeel Sayreville Inc.(69%).


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b) The more significant accounting practices used in preparing the consolidated quarterly information are as follows:

     I) Gerdau S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of foreign companies were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in conformity with accounting practices adopted in Brazil.
     II) Balance sheet balances arising from transactions between consolidated companies have been eliminated.
     III) Holdings of minority shareholders in subsidiaries are shown separately.

c) On February 16, 2004 the subsidiary Gerdau Ameristeel Corporation signed an agreement for the purchase of all assets of Potter Form & Tie Co., headquartered in Belvidere, Illinois, in the United States. The purchase price was US$ 11 million, equivalent at that date to R$ 31,995.

d) Due to the operational integration with Acominas on November 28, 2003, presented below is the pro-forma statement of income, showing the results of the Company if this integration had occurred on January 1, 2003:

                  PRO FORMA STATEMENT OF INCOME - GERDAU S.A.
                                                                  3/31/2003

       Gross sales                                                        -
       Gross sales deductions                                             -
       Net sales                                                          -
       Cost of sales                                                      -
       Gross profit                                                       -
       Selling expenses                                                   -
       General and administrative expenses                           (3,278)
       Financial expenses/income, net                                (5,321)
       Equity in the results                                        252,529
       Other operating income (expenses)                                  -
       Operating profit (loss)                                      243,930
       Non-operating result                                               -
       Provision for income tax and social contribution               2,924
       Management interest                                             (284)
       Net income (loss) for the year                               246,570

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


e) The financial statements of the jointly-controlled subsidiary Dona Francisca Energetica S.A. and the jointly-controlled indirect subsidiaries Gallatin Steel Company and Sipar Aceros S.A. were consolidated proportionally based on the direct or indirect interest of the parent company in the capital of these subsidiaries.

The main groups of assets, liabilities, income and expenses of these companies are shown as follows:


                                                               Dona              Gallatin              Sipar
                                                             Francisca             Steel           (consolidated)
                                                          ----------------   ------------------  -------------------
                                                             3/31/2004           3/31/2004           3/31/2004
Assets
Current assets                                                    114,318              344,283              139,107
Long-term receivables                                             133,922                    -                  224
Permanent assets                                                  188,704              723,747               21,640
                                                          ----------------   ------------------  -------------------
Total assets                                                      436,944            1,068,030              160,971
                                                          ================   ==================  ===================

Liabilities
Current liabilities                                                30,312              151,681               80,211
Long-term liabilities                                             424,437              232,118                3,761
Sockholders' equity                                               (17,805)             684,231               76,999
                                                          ----------------   ------------------  -------------------
Total liabilities                                                 436,944            1,068,030              160,971
                                                          ================   ==================  ===================

                                                               Dona              Gallatin              Sipar
                                                             Francisca             Steel           (consolidated)
                                                          ----------------   ------------------  -------------------
Statement of income                                          3/31/2004           3/31/2004           3/31/2004
Gross sales                                                        11,004              439,225              115,434
Gross sales deductions                                               (851)              (3,764)             (22,949)
                                                          ----------------   ------------------  -------------------
Net sales                                                          10,153              435,461               92,485
Cost of sales                                                      (4,567)            (378,819)             (66,886)
                                                          ----------------   ------------------  -------------------
Gross profit                                                        5,586               56,642               25,599
Selling expenses                                                        -               (1,321)                (960)
General and administrative expenses                                  (638)              (9,354)              (3,389)
Other financial income (losses)                                    (3,534)              (5,308)                (937)
Other operating income (expenses)                                       -                    -                   58
                                                          ----------------   ------------------  -------------------
Operating profit                                                    1,414               40,659               20,371
Non-operating results                                                 152                    -                  (15)
Provision for income tax and social contribution                     (526)                (931)              (6,364)
                                                          ----------------   ------------------  -------------------
Net income for the period                                           1,040               39,728               13,992
                                                          ================   ==================  ===================

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


f) The Company and its direct and indirect subsidiaries have goodwill and negative goodwill balances, which are being amortized either as the assets that generated them are realized or based on projections of future results, as follows:

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


                                                                              Amortization
                                                                                 period          Company       Consolidated
                                                                             ---------------- -------------- -----------------
Goodwill in the investment account
    Balance at December 31, 2003                                                                     21,951           432,077
    (+) Goodwill for the period                                                                     280,882             3,930
    (-) Reversal of goodwill through adjustment to the purchase price
         (Margusa - Maranhao Gusa S.A.)                                                                   -            (5,258)
    (+) Foreign exchange adjustment                                                                       -               863
    (- ) Amortized portion for the period                                        10 years              (610)          (10,098)
                                                                                              -------------- -----------------
    Balance at March 31, 2004 based on:                                                             302,223           421,514
         -  undervaluation of assets                                                                280,882           285,906
         -  expectation of future profitability                                                      21,341           135,608

The goodwill composition by subsidiary is explained in Note 7a

Negative goodwill in the investment account
    Balance at December 31, 2003                                                                   (270,949)                -
    (- ) Amortized portion for the period                                        10 years             6,774                 -
                                                                                              -------------- -----------------
    Balance at March 31, 2004 (overvaluation of assets)                                            (264,175)                -

The negative goodwill composition by subsidiary is explained in Note 7a

Goodwill in the fixed asset account
    Balance at December 31, 2003                                                                          -           239,740
    (+) Foreign exchange adjustment                                                                       -             1,229
    (- ) Amortized portion for the period                                        10 years                 -            (8,681)
                                                                                              -------------- -----------------
    Balance at March 31, 2004 (undervaluation of assets)                                                  -           232,288

The goodwill mainly resulted from the assets of the subsidiary Gerdau
  Ameristeel US Inc.

Negative goodwill in the fixed asset account
    Balance at December 31, 2003                                                                          -          (272,130)
    (- ) Amortized portion for the period                                        10 years                 -             6,767
                                                                                              -------------- -----------------
    Balance at March 31, 2004 (overvaluation of assets)                                                   -          (265,363)

The negative goodwill mainly resulted from the assets of the subsidiary
  Gerdau Acominas S.A.


The amount of equity in the results in the consolidated statement of income refers, basically, to amortization of goodwill, tax incentives and to the effect of the foreign exchange devaluation on foreign investments, which was not eliminated.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------

NOTE 5 - CUSTOMERS
                                                              Consolidated
                                                     ---------------------------
                                                       3/31/2004      12/31/2003
                                                     ------------     ----------
Trade accounts receivable - Brazil                       640,241        533,631
Trade accounts receivable from Brazilian exports         263,900        235,442
Trade accounts receivable from foreign companies       1,063,779        835,212
Provision for credit risks                               (80,303)       (78,109)
                                                       ---------      ---------
                                                       1,887,617      1,526,176
                                                       =========      =========


NOTE 6 - INCOME TAX AND SOCIAL CONTRIBUTION

a) Adjustements to income tax and social contribution on income:

                                                                                                  COMPANY
                                                                 -------------------------------------------------------------------
                                                                           3/31/2004                            3/31/2003
                                                                 -------------------------------------------------------------------
                                                                    IR         CS        Total        IR           CS          Total
                                                                  -------   -------    --------    -------     -------     --------
Income before income tax and social contribution,
  after statutory participation                                   373,643   373,643     373,643    320,085     320,085      320,085
Nominal rates                                                          25%        9%         34%        25%          9%          34%
Income tax and social contribution expenses at nominal rates      (93,411)  (33,628)   (127,039)   (80,021)    (28,808)    (108,829)
Tax effect on:
 - equity adjustment                                               94,860    34,150     129,010      7,211       2,596        9,807
 - interest on capital                                              6,260     2,254       8,514     18,546       6,677       25,223
 - permanent differences (net)                                     (1,614)     (555)     (2,169)      (236)       (149)        (385)
                                                                  -------   -------    --------    -------     -------     --------
Income tax and social contribution on income                        6,095     2,221       8,316    (54,500)    (19,684)     (74,184)
                                                                  =======   =======    ========    ========    ========    ========
Current                                                                 -         -           -    (43,108)    (13,510)     (56,618)
Deferred                                                            6,095     2,221       8,316    (11,392)     (6,174)     (17,566)


                                                                                                 CONSOLIDATED
                                                                 -------------------------------------------------------------------
                                                                           3/31/2004                            3/31/2003
                                                                 -------------------------------------------------------------------
                                                                    IR         CS        Total        IR           CS          Total
                                                                  -------   -------    --------    -------     -------     --------

Income before income tax and social contribution,
  after statutory participation                                   575,306    575,306    575,306    347,229     347,229      347,229
Nominal rates                                                          25%        9%        34%         25%          9%          34%
Income tax and social contribution expenses at nominal rates     (143,827)  (51,778)   (195,605)   (86,808)    (31,251)    (118,059)
Tax effect on:
 - tax rate difference for foreign companies                      (10,947)   13,042       2,095     36,312      10,607       46,919
 - equity adjustment                                                4,238     1,526       5,764    (22,234)     (8,004)     (30,238)
 - interest on capital                                             25,129     9,046      34,175     18,546       6,677       25,223
 - foreign exchange effect                                         (1,514)     (545)     (2,059)         -           -            -
 - recovery of deferred tax assets - Acominas                           -         -           -     27,635      11,687       39,322
 - permanent differences (net)                                      5,447     2,172       7,619    (14,922)     (8,207)     (23,129)
                                                                  -------   -------    --------    -------     -------     --------
Income tax and social contribution on income                     (121,474)  (26,537)   (148,011)   (41,471)    (18,491)     (59,962)
                                                                  =======   =======    ========    ========    ========    ========
Current                                                           (91,661)  (21,714)   (113,375)   (50,913)    (21,988)     (72,901)
Deferred                                                          (29,813)   (4,823)    (34,636)     9,442       3,497       12,939


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:

                                                                           ASSETS
                                 ---------------------------------------------------------------------------------------------------
                                                    Company                                              Consolidated
                                 ---------------------------------------------------------------------------------------------------
                                       3/31/2004                 12/31/2003                3/31/2004              12/31/2003
                                 ---------------------      -------------------    ----------------------   ------------------------
                                     IR          CS          IR         CS             IR          CS           IR           CS
                                 ---------------------      -------------------    ----------------------   ------------------------
Income tax losses                    7,753           -         119         -        490,928            -      457,597            -
Social contribution losses               -       3,292           -       517              -       85,291            -       89,175
Provision for contingencies         12,918       4,650      12,916     4,650         40,825       14,570       40,732       14,536
Benefits to employees                    -           -           -         -         99,061            -       95,839            -
Commissions/other                        -           -           -         -         89,896        1,661       80,071        1,453
Amortized goodwill                     763         274         610       220            831          299          610          220
Provision for losses                 9,663         991       9,663       991         92,646       30,864       94,462       31,519
                                    ------       -----      ------     -----         ------       ------       ------       ------
Total                               31,097       9,207      23,308     6,378        814,187      132,685      769,311      136,903
                                    ======       =====      ======     =====        =======      =======      =======      =======

Current                                  -           -           -         -        102,497       22,407       90,818       26,050
Long-term                           31,097       9,207      23,308     6,378        711,690      110,278      678,493      110,853


                                                                         LIABILITIES
                                 ---------------------------------------------------------------------------------------------------
                                                    Company                                              Consolidated
                                 ---------------------------------------------------------------------------------------------------
                                       3/31/2004                 12/31/2003                3/31/2004              12/31/2003
                                 ---------------------      -------------------    ----------------------   ------------------------
                                     IR          CS          IR         CS             IR          CS           IR           CS
                                 ---------------------      -------------------    ----------------------   ------------------------

Accelerated depreciation                 -           -           -         -        544,662          848      426,751          854
Amortized negative goodwill         43,995      15,838      42,301    15,229         57,514       17,210       55,821       16,601
Inflationary effect                      -           -           -         -         20,207            -       19,790            -
                                    ------      ------      ------    ------        -------      -------      -------       ------
Total                               43,995      15,838      42,301    15,229        622,383       18,058      502,362       17,455
                                    ======      ======      ======    ======        =======      =======      =======       ======
Current                                  -           -           -         -         47,785            -       35,721            -
Long-term                           43,995      15,838      42,301    15,229        574,598       18,058      466,641       17,455


The tax benefits recognized on tax losses and social contribution losses, as well as the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company's profitability and the perspective of maintaining future profitability, permitting estimated realization of these tax benefits in a period not over ten years.

The deferred taxes on temporary differences, mainly tax contingencies, were recorded based on the probability of their realization, after the evaluation of the Company's legal advisors.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


c)  Estimated recovery of deferred income tax and social contribution assets:

                   3/31/2004    12/31/2003   3/31/2004    12/31/2003
2004                        -           -     124,904     116,868
2005                    2,172       1,843     131,856     129,587
2006                    6,395       3,201     129,240     124,612
2007                    9,918       6,723     130,879     126,239
2008                   10,671       9,371     140,088     137,865
2009                    5,043       3,743     177,476     182,669
2010 to 2012            6,105       4,805     112,429      88,374
                      -------       -----     -------     -------
                       40,304      29,686     946,872     906,214

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 7 - INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND RELATED COMPANIES

a) INVESTMENT BALANCES


                                                                                                                             Company
                                              --------------------------------------------------------------------------------------
                                                                                                            3/31/2004     12/31/2003
                                              ------------------------------------------------------------------------- ------------
                                                                               Deposit for   Goodwill
                                                                Provision    future capital  (negative
                                                Investment      for losses      increase     goodwill)        Total         Total
                                                ----------      ----------      --------     ---------        -----         -----

Subsidiaries:
Gerdau Acominas S.A .                             2,713,877            -           -         (264,175)      2,449,702    2,241,553
Gerdau Internacional Empreendimentos Ltda.(*)     1,884,962            -           -                -       1,884,962    1,820,606
Dona Francisca Energetica S.A.                            -       (9,226)          -           21,341          12,115       12,186
Seiva S.A. - Florestas e Industrias                  77,592            -           -                -          77,592       74,478
Itaguai Com. Imp e Exp Ltda                          50,552            -      43,316                -          93,868       98,777
GTL Brasil Ltda.(**)                                 35,500            -           -          280,882         316,382            -
Other                                                   503            -         171                -             674          669
                                                  ---------       ------      ------           ------       ---------    ---------
                                                  4,762,986       (9,226)     43,487           38,048       4,835,295    4,248,269
Other investments                                        43            -           -                -              43           43
                                                  ---------       ------      ------           ------       ---------    ---------
                                                  4,763,029       (9,226)     43,487           38,048       4,835,338    4,248,312
                                                  =========       ======      ======           ======       =========    =========

TABLE CONT'D
                                                                                          Consolidated
                                                 -----------------------------------------------------
                                                                           3/31/2004       12/31/2003
                                                 -------------------------------------   -------------
                                                                Goodwill
                                                               (negative
                                                 Investment     goodwill)     Total            Total
                                                 ----------    ----------    -------         --------
Gerdau AmeriSteel  US Inc                                 -      281,904     281,904          281,870
Gerdau AmeriSteel Corporation                             -       76,918      76,918           80,470
Dona Francisca Energetica S.A.                            -       21,341      21,341           21,951
Margusa - Maranhao Gusa S.A.                              -       37,349      37,349           43,564
Joint ventures                                        9,934            -       9,934            9,984
Other investments                                    19,987        4,002      23,989           23,573
                                                     ------      -------     -------          -------
                                                     29,921      421,514     451,435          461,412
                                                     ======      =======     =======          =======

(*) Holding company of the investments in foreign companies.
(**) Company purchased on March 30, 2004 from the subsidiary GTL Equity Investments Corp.


b) CHANGES IN INVESTMENTS
                                                                                                                             Company
                                         -------------------------------------------------------------------------------------------
                                                                                                            Dividends/
                                                                                              Equity        Interest on     Balance
                                         Balance 12/31/2003     Purchases   Goodwill     in the results(*)  own capital    3/31/2004
                                         ------------------     ---------   --------     -----------------  -----------    ---------
Subsidiaries:
Gerdau Acominas S.A .                             2,241,553             -          -           293,717        (85,568)     2,449,702
Gerdau Internacional Empreendimentos Ltda.        1,820,606             -          -            64,356              -      1,884,962
Dona Francisca Energetica S.A.                       12,186             -          -               (71)             -         12,115
Seiva S.A. - Florestas e Industrias                  74,478             -          -             3,114              -         77,592
Itaguai Com. Imp e Exp Ltda                          98,777             -          -             2,560         (7,469)        93,868
GTL Brasil Ltda.                                          -        26,261    280,882            15,699         (6,460)       316,382
Other investments                                       712             -          -                66            (61)           717
                                                  ---------        ------    -------           -------        -------      ---------
                                                  4,248,312        26,261    280,882           379,441        (99,558)     4,835,338
                                                  ---------        ------    -------           -------        -------      ---------

(*) Includes amortization of (goodwill) negative goodwill.


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------



c) INFORMATION ON INVESTMENTS                                                                                    Company - 3/31/2004
                                                 -----------------------------------------------------------------------------------
                                                                                             % holding
                                                               Stockholders'       Net       in capital        Quotas        Shares
                                                  Capital        equity          income       social           held           held
                                                 ---------     ------------     ---------    ---------- --------------  ------------
Subsidiaries:
Gerdau Acominas S.A .                            2,340,576     3,273,198         312,854       82.91%               -    131,541,277
Gerdau Internacional Empreendimentos Ltda.       2,207,189     1,992,587          68,030       94.60%   2,087,971,416              -
Seiva S.A. - Florestas e Industrias                 74,280       172,054           6,905       45.10%               -      4,298,717
Dona Francisca Energetica S.A .                     66,600       (17,805)          1,040       51.82%               -    345,109,212
Itaguai Com. Imp e Exp Ltda                          3,596        50,552           2,560       99.99%       3,595,998              -
GTL Brasil Ltda. (*)                               285,916        35,501          19,848       99.99%     285,914,997              -

(*) Company with  9.24% holding in Gerdau Acominas S.A.



d) COMPOSITION OF LOANS BALANCES
                                                                                        Company                     Consolidated
                                                                      -----------------------------------------------------------
                                                                      3/31/2004      12/31/2003        3/31/2004    12/31/2003
Assets                                                                ------------  -------------    ------------  --------------
Fundacao Gerdau                                                               -               -         15,411       16,762
Sipar Aceros S.A. and other                                                   -               -          7,648       13,607
Metalurgica Gerdau S.A.                                                       -               -          7,937       (3,390)
                                                                      ------------  -------------    ------------   -------------
Total Assets                                                                  -               -         30,996       26,979
                                                                      ------------  -------------    ------------   -------------
Liabilities
Fundacao Gerdau                                                               -             (32)             -            -
Gerdau Acominas S.A .                                                    18,719         (22,606)             -            -
GTL Equity Investments Corp. (*)                                       (305,776)              -              -            -
Sipar Aceros S.A. and other                                               1,775           1,677              -            -
Total liabilities                                                      (285,282)        (20,961)             -            -

Financial (expenses) income                                                (772)         62,497           (419)      70,071


The loans between the companies in Brazil are restated by the average weighted rate of funds obtained in the market. The contracts with foreign companies are restated by charges
(LIBOR + 3% p.a) plus exchange rate variation
(*) Refers to debt assumed for the purchase of the subsidiary GTL Brasil Ltda, settled in April/2004.



e) TRANSACTIONS WITH RELATED COMPANIES
                                                                                                             Company - 3/31/2004
                                                                     --------------------------------------------------------------
                                                                                                                Accounts
                                                                             Income           Expenses         receivable
                                                                     ---------------------------------------------------------------

Banco Gerdau S.A.                                                                79                  -           2,193
Indac - Ind. Adm. e Comercio S.A. (*)                                             -                508               -
Gerdau Ameristeel Corporation (**)                                               86                  -               -

(*) Payment of guarantees by sureties in contracts.
(**) Receipt of guarantees for sureties in contracts


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 8 - DEFERRED CHARGES

Consolidated deferred charges comprise pre-operating expenses for power plant construction, as well as reforestation, research, development and restructuring projects.


NOTE 9 - LOCAL AND FOREIGN FINANCING

Financing is as follows:

Financing is as follows:

                                                          Annual                            Consolidated
                                                       charges (%)                 3/31/2004            12/31/2003
                                                      ----------------         --------------        --------------
SHORT TERM
Working capital financing (R$)                            IGPM/CDI                    1,695               48,465
Fixed assets financing (R$)                                12.00%                     1,106                3,054
Investment financing (R$)                                   CDI                       4,500                4,500
Investment financing (US$)                                   -                       16,937               45,649
Working capital financing (US$)                        1.36% to 11.13%            1,413,072            1,341,746
Fixed assets financing and others (US$)                      5.00%                       31                8,692
Working capital financing (Clp$)                        0.18% to 0.19%               22,074               30,025
Short-term portion of long-term financing                                           763,429              932,245
                                                                                  ---------            ---------
                                                                                  2,222,844            2,414,376

LONG TERM
Working capital financing (R$)                         10.48% to 13.64%                -                   3,812
Fixed assets financing and others (R$)                   8.00% to 9.66%              609,928             627,727
Investment financing (R$)                                  IGPM +8.5%                 33,433               35,019
Fixed assets financing and others (US$)                  3.25% to 9.97%              774,273              761,288
Working capital financing (US$)                         2.00% to 10.75%            2,722,178            2,643,325
Working capital financing (Cdn$)                        2.00% to 3.25%               232,958              164,974
Fixed assets financing (Cdn$)                           3.25% to 6.00%                 3,386               3,837
Working capital financing (Clp$)                        0.26% to 0.29%                21,148               29,952
Fixed assets financing (Clp$)                           0.26% to 0.39%                51,671               58,396
(-) Short-term portion                                                              (763,429)            (932,245)
                                                                                   ---------            ---------
                                                                                   3,685,546            3,396,085
                                                                                   ---------            ---------
Total financing                                                                    5,908,390            5,810,461
                                                                                   ---------            ---------

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


Summarized by Currency:
                                  CONSOLIDATED
                                 ------------------------------
                                   3/31/2004      12/31/2003
                                 --------------  --------------
Brazilian Real (R$)                    650,662         722,577
U.S. Dollar (US$)                    4,926,491       4,800,700
Canadian Dollar (Cdn$)                 236,344         168,811
Chilean Peso (Clp$)                     94,893         118,373
                                 --------------  --------------
                                     5,908,390       5,810,461
                                 ==============  ==============


The schedule for payment of the long-term portion of financing is as follows:

                                  CONSOLIDATED
                                 --------------
In 2005                                573,582
In 2006                                417,611
In 2007                                299,364
In 2008                                657,749
In 2009                                178,408
After 2009                           1,558,832
                                 -------------
                                    3,685,546
                                 =============

a) GUARANTEES

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the subsidiary Gerdau Acominas S.A. The other loans are backed by sureties from controlling shareholders, on which the subsidiary pays remuneration of 1% p.a. on the guaranteed amount.

b) COVENANTS

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio - measures the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis and have been observed. The penalty for non-compliance is the accelerated maturity of the contracts.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


C) CREDIT LINES

The North American subsidiaries have a credit line in the amount of US$ 350 million, equivalent to R$ 1,018,010 at the date of the Quarterly Information, falling due in June 2008, which can be drawn in U.S. dollars (at the LIBOR rate plus interest between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest between 2.35% and 2.85% p.a. or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary.

The subsidiary Gerdau Aza S.A. has a credit line for working capital amounting to CLP$ 32 billion, equivalent to R$ 152,948 at the date of the Quarterly Information, bearing interest of 3.12% p.a., and a credit line for fixed assets in the amount of CLP$ 17 billion, equivalent to R$ 82,326 at the date of the Quarterly Information, bearing interest of 4.68% p.a.


NOTE 10 - DEBENTURES

                                       GENERAL                  NUMBER
              ISSUE                    MEETING          ISSUED      IN PORTFOLIO       MATURITY       ANNUAL RATE
----------------------------------  ---------------  -------------  --------------  ---------------  ---------------
3rd - A and B                          5.27.82             48,000          30,140         6.1.2011        CDI
4th                                    6.10.83             42,000          42,000        2.28.2012        CDI
7th                                    7.14.82             22,800          18,496         7.1.2012        CDI
8th                                    11.11.82            59,988          24,095         5.2.2013        CDI
9th                                    6.10.83             41,880          41,253         9.1.2014        CDI
10th                                   2.27.81              6,450           6,450       11.30.2015        CDI
11th - A and B                         6.29.90             50,000          44,406         6.1.2020        CDI
13th                                   11.23.01            30,000          30,000        11.1.2008      CDI + 1%

COMPANY
Seiva S.A. - Florestas e Industrias    11.11.81            12,000          12,000        11.1.2015      variable
Gerdau Ameristeel Corporation          4.23.97            125,000               -        4.30.2007        6.5%
Debentures held by consolidated subsidiaries

CONSOLIDATED


 (-) Short-term portion
      Long-term portion


TABLE CONT'D


              ISSUE                    3/31/2004        12/31/2003
----------------------------------  ----------------  ----------------
3rd - A and B                                73,243            73,508
4th                                               -                 -
7th                                          22,557            21,628
8th                                         122,908            83,566
9th                                           3,286            29,927
10th                                              -                 -
11th - A and B                               27,793            19,249
13th                                              -                 -
                                    ----------------  ----------------
COMPANY                                     249,787           227,878
Seiva S.A. - Florestas e Industrias               -                 -
Gerdau Ameristeel Corporation               225,537           226,021
Debentures held by consolidated
 subsidiaries                                (5,270)           (1,833)
                                    ----------------  ----------------
                                            470,054           452,066
CONSOLIDATED                        ================  ================

                                              7,514             3,027
 (-) Short-term portion                     462,540           449,039
      Long-term portion



The debentures of Gerdau Ameristeel Corporation are convertible into common shares of that subsidiary, up to their maturity date.

Of the outstanding debentures, the controlling shareholders hold, directly or indirectly, the amount of R$ 90,572 at March 31, 2004.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 11 - FINANCIAL INSTRUMENTS

a) GENERAL COMMENTS - Gerdau S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial positions and exposure limit controls. All instruments are fully recognized in the books and restricted to the instruments listed below:

- FINANCIAL INVESTMENTS - are recognized at their redemption value as of the date of the Quarterly Information; - INVESTMENTS AND LOANS AMONG SUBSIDIARIES AND RELATED PARTIES - are explained and presented in Note 7; - FINANCING - is explained and presented in Note 9;
- DEBENTURES - are explained and presented in Note 10;
- FINANCIAL DERIVATIVES - in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Acominas S.A. and Dona Francisca Energetica S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate (CDI) and the General Market Price Index (IGP-M) plus interest. The subsidiary Gerdau Ameristeel Corporation also entered into swap contracts, subject to the London Interbank Offered Rate (LIBOR) plus interest between 6.05% and 6.45% p.a. Swap contracts are listed below:


-----------------------------------------------------------------------------------------------------------------
           Contract date                              Purpose                        Amount - US$ thousand
------------------------------------  ----------------------------------------  --------------------------------
         2.12 to 7.18.2001                           Eurobonds                               130,000
          5.6 to 5.8.2002                            Suppliers                                85,000
      3.30.2001 to 8.13.2003                          Imports                                  8,770
       7.16.2001 to 5.7.2002                        Prepayment                                53,708
      2.20.2002 to 5.14.2003                      Resolution 2770                             74,000
       8.8.2002 to 4.9.2003              Advance on Export Contracts (ACC)                    75,000
             4.17.2003                             Fixed assets                                8,421
             4.17.2003                             Fixed assets                               16,779
      10.30.2003 to 11.3.2003                       Bank notes                               200,000
             6.26.2003                              Investment                                66,050

TABLE CONT'D

                                                                                                Consolidated
------------------------------------------------------------------------------------------------------------
           Contract date                                Rate                              Maturity
------------------------------------  ------------------------------------------  --------------------------
         2.12 to 7.18.2001                     84.5% to 103.70% of CDI                    5.20.2004
          5.6 to 5.8.2002                     97.00% to 100.00% of CDI                 4.1 to 7.1.2004
      3.30.2001 to 8.13.2003                  95.00% to 100.00% of CDI              4.1.2004 to 10.6.2004
       7.16.2001 to 5.7.2002                  85.55% to 100.00% of CDI              7.13.2004 to 3.1.2006
      2.20.2002 to 5.14.2003                  105.00% to 106.00% of CDI            5.10.2004 to 6.20.2005
       8.8.2002 to 4.9.2003                   89.86% to 100.00% of CDI              4.2.2004 to 7.28.2004
             4.17.2003                              IGPM + 12.95%                  5.17.2004 to 11.16.2010
             4.17.2003                        97.00% to 100.00% of CDI             5.17.2004 to 11.18.2013
      10.30.2003 to 11.3.2003          LIBOR + interest between 6.05% to 6.12%            7.15.2011
             6.26.2003                             4.86% to 6.45%                  9.27.2004 to 10.2.2006


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b) MARKET VALUE - the market values of financial instruments are as follows:

                                                                                                                  COMPANY
                                                  ------------------------------------------------------------------------
                                                                              31/03/2004                       31/12/2003
                                                  ------------------------------------------------------------------------
                                                              BOOK                MARKET               BOOK        MARKET
                                                             VALUE                 VALUE              VALUE         VALUE
                                                  ------------------------------------------------------------------------
Financial investments                                      189,482               189,482            177,674       177,674
Debentures                                                 249,787               249,787            227,878       227,878
Investments                                              4,835,338             4,835,338          4,248,312     4,248,312
Related companies (liabilities)                            285,282               285,282             20,961        20,961
Stock options (liabilities) - Note 16                            -                 5,088                  -         5,088

                                                                                                             CONSOLIDATED
                                                  ------------------------------------------------------------------------
                                                                              31/03/2004                       31/12/2003
                                                  ------------------------------------------------------------------------
                                                              BOOK                MARKET               BOOK        MARKET
                                                             VALUE                 VALUE              VALUE         VALUE
                                                  ------------------------------------------------------------------------
Financial investments                                      929,281               929,281            895,391       895,391
Swap contracts - investment (liabilities)                   13,180                13,180             12,303        12,303
Eurobonds                                                   67,305                51,010             83,235        72,581
Import financing                                           624,177               610,009            605,051       611,458
Prepayment financing                                       835,324               851,880            807,385       818,786
Financing - Resolution 2770                                267,803               302,325            365,573       390,235
ACC financing                                              586,952               625,261            500,118       524,935
Financing - Resolution  4131                                14,249                18,087             24,243        24,468
Bank notes financing                                     1,147,246             1,148,028          1,144,601     1,292,733
Fixed assets financing                                      50,251                51,398             48,280        49,781
Other financing                                          2,315,083             2,315,083          2,231,975     2,252,617
Debentures                                                 470,054               470,054            452,066       452,066
Investments                                                451,435               451,435            461,412       461,412
Related companies (assets)                                  30,996                30,996             26,979        26,979
Stock options (liabilities) - Note 16                            -                 8,298                  -         8,298




The market value of Eurobonds was obtained using the quotation of the securities in the secondary market.

The market value of swap contracts of subsidiaries in Brazil was obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar + coupon rates (assets) and forward CDI/IGP-M rates (liabilities) and discounted to current value at the date of the Quarterly Information using the projected future CDI/IGP-M rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate as the discount rate.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to such financing have been recorded at their market value under the heading "Other accounts payable", in long-term liabilities.

The Company believes that the balances of the other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

c) RISK FACTORS THAT COULD AFFECT THE COMPANY'S AND ITS SUBSIDIARIES' BUSINESS

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the prices of raw materials and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenue and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to Company assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiate contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company and its subsidiaries use "hedge" instruments, usually swap contracts, as described in item "a" above.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments at financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constant monitoring of their balance. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the credit committee.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 12 - FINANCIAL EXPENSES/INCOME, NET

                                                                         COMPANY                        CONSOLIDATED
                                                  -------------------------------  ----------------------------------
                                                      3/31/2004        3/31/2003          3/31/2004        3/31/2003
                                                  --------------  ---------------  -----------------  ---------------
FINANCIAL EXPENSES
Interest on debt                                         (8,902)         (92,332)          (120,488)        (142,480)
Other financial expenses                                   (507)          (4,735)            (6,608)         (12,244)
                                                  --------------  ---------------  -----------------  ---------------
                                                         (9,409)         (97,067)          (127,096)        (154,724)
FINANCIAL INCOME
Financial investments                                     6,521            7,911             21,152           20,768
Interest received                                             1            6,704              6,509            7,305
Other financial income                                    4,760            9,068              2,002           10,185
                                                  --------------  ---------------  -----------------  ---------------
                                                         11,282           23,683             29,663           38,258

Monetary variations, net                                   (168)          (6,866)            (3,441)          (8,061)
Foreign exchange variations, net                          1,412          153,374            (26,156)         201,970
Results from swap contracts                                   -         (121,857)           (26,545)        (186,923)
                                                  --------------  ---------------  -----------------  ---------------
FINANCIAL EXPENSES/INCOME, NET                            3,117          (48,733)          (153,575)        (109,480)
                                                  ==============  ===============  =================  ===============


NOTE 13 - TAX RECOVERY PROGRAM (REFIS) AND SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

c) REFIS

On December 6, 2000, the Company enrolled in the REFIS to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in installments. The balances of these tax debts are recorded under taxes and contributions in current liabilities, and under other accounts payable in long-term liabilities. The balances of renegotiated taxes, which were originally divided into 60 installments, of which 14 installments are not yet due, are restated by the Long-Term Interest Rate (TJLP) rate, and are as follows, at March 31, 2004:

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------

                                           COMPANY AND CONSOLIDATED
                   ---------------------------------------------------------------------------------------
                                    3/31/2004                                    12/31/2003
                   --------------------------------------------  -----------------------------------------
                   Principal        Interest       Total         Principal      Interest      Total
                   ---------------  -------------  ------------  -------------  ------------  ------------
PIS                         7,952          5,787        13,739          9,895         6,494        16,389
COFINS                      1,890          1,372         3,262          2,351         1,540         3,891
                   ---------------  -------------  ------------  -------------  ------------  ------------
Total                       9,842          7,159        17,001         12,246         8,034        20,280
                   ===============  =============  ============  =============  ============  ============

Short-term                  8,436          6,136        14,572          8,644         5,671        14,315
Long-term                   1,406          1,023         2,429          3,602         2,363         5,965
                   ---------------  -------------  ------------  -------------  ------------  ------------
Total                       9,842          7,159        17,001         12,246         8,034        20,280
                   ===============  =============  ============  =============  ============  ============


Taxes, contributions and other liabilities are paid by the Company on their due dates, which is a basic requirement to remain eligible for the REFIS program.

As collateral for this installment payment program, the Company pledged the land and buildings of the subsidiary Gerdau Acominas S.A., located in the municipality of Charqueadas, in the state of Rio Grande do Sul, where the Piratini plant is located, amounting to R$ 78,494.

The total income tax and social contribution credits acquired from third parties and used to offset fines and interest on the consolidation of the REFIS debts on December 6, 2000, totaled R$ 57,040, and they were acquired for R$ 4,351. The Company's own tax credits were not used.

d) PAES

The proportionally consolidated (52%) subsidiary Dona Francisca Energetica S.A. enrolled, on June 30, 2003, in the PAES, established by Law 10684/03 through the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) debts. The balances of these tax debts are recorded in Taxes and contributions payable, in current liabilities, and in Other accounts payable, in long-term liabilities. The balances of the renegotiated taxes were divided into 180 installments, of which 170 are not yet due, are restated based on the TJLP and, at March 31, 2004, are composed as follows:

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------

                                                        CONSOLIDATED
                    ---------------------------------------------------------------------------------------
                                     3/31/2004                                    12/31/2003
                    --------------------------------------------  -----------------------------------------
                    Principal        Interest       Total         Principal      Interest      Total
                    ---------------  -------------  ------------  -------------  ------------  ------------
IRPJ                        21,438          1,769        23,207         21,816         1,255        23,071
CSLL                         7,772            641         8,413          7,908           455         8,363
PIS                            760             63           823            774            45           819
COFINS                       3,512            290         3,802          3,574           206         3,780
                    ---------------  -------------  ------------  -------------  ------------  ------------
Total                       33,482          2,763        36,245         34,072         1,961        36,033
                    ===============  =============  ============  =============  ============  ============

Short-term                   2,322            192         2,514          2,363           136         2,499
Long-term                   31,160          2,571        33,731         31,709         1,825        33,534
                    ---------------  -------------  ------------  -------------  ------------  ------------
Total                       33,482          2,763        36,245         34,072         1,961        36,033
                    ===============  =============  ============  =============  ============  ============



Dona Francisca Energetica S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.


NOTE 14 - PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have significant effects on the financial position at March 31, 2004.

The balances of contingencies, net of the related judicial deposits, are as follows:

                                            COMPANY                     CONSOLIDATED
                                -------------------------------  -----------------------------
                                  3/31/2004        12/31/2003      3/31/2004       12/31/2003
                                ---------------  --------------  --------------  -------------
Tax contingencies                       87,049          87,028         114,152        103,417
Labor contingencies                      7,972           7,972          19,782         19,365
Civil contingencies                                                     98,516         98,430
                                ---------------  --------------  --------------  -------------
Total                                   95,021          95,000         232,450        221,212
                                ===============  ==============  ==============  =============


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


I) TAX CONTINGENCIES

a) CONTINGENT LIABILITIES PROVIDED

a.1) Of the total provision, R$ 50,456 (Company and consolidated) refers to the contingency of compulsory loans to Eletrobras, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the taxpayers. In relation to the Company's proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision related to "compulsory loans", taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would probably be in the form of shares of Eletrobras; (ii) the conversion will be made based on the equity value of shares; and (iii) based on the current available information, the shares of Eletrobras are valued at substantially less than the equity value.

a.2) R$ 6,891 (Company) and R$ 6,898 (consolidated) related to the unconstitutionality of the Social Investment Fund (FINSOCIAL). Although the Supreme Court has confirmed the constitutionality of the tax at the rate of 0.5%, some proceedings are still pending judgment, most of them in the Superior Courts.

a.3) R$ 1,099 (Company) and R$ 18,106 (consolidated) related to amounts for Value Added Tax on Sales and Services (ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 8,978 (Company) and R$ 47,695 (consolidated) related to social contribution on net income. The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts. Of the provision, R$ 38,600, fully deposited in court, refers to the offset of social contribution losses over the limit of 30% of taxable income by the subsidiary Gerdau Acominas S.A. The matter is the object of a court injunction in progress in the Federal Regional Court of the 1st Region.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


a.5) R$ 19,993 (Company) and R$ 116,939 (consolidated) related to Corporate Income Tax (IRPJ). Of the total provided, R$ 96,946 was fully deposited in court, related to a lawsuit of the subsidiary Gerdau Acominas S.A. for the right to pay the IRPJ after the full offset of tax losses, without complying with the limit of 30% of taxable income. a.6) R$ 12,962 (Company) and R$ 25,834 (consolidated) on contributions due to social security which correspond to suits for annulment by the Company with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the consolidated statements, the remaining amount refers to lawsuits questioning the position of the National Institute of Social Security (INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas S.A., as well as on payments for services rendered by cooperatives. Also, part of this provision refers to several INSS assessments due to services contracted from third parties, in which the Institute accrued debts related to the last ten years and assessed Gerdau Acominas S.A. as jointly responsible. The assessments were challenged administratively and, if sustained, will be challenged later in annulment proceedings, since the Company understands that the right to set up part of the credits had expired, and that, anyway, the subsidiary is not responsible.

a.7) R$ 1,831 (Company) and R$ 2,029 (consolidated), related to contributions for the Social Integration Program (PIS), and R$ 6,387 (Company) and R$ 6,941 (consolidated), to Social Contribution on Revenues (COFINS), in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

a.8) R$ 1,273 (consolidated) related to a lawsuit brought by the subsidiary Gerdau Acominas S.A. regarding the Government Severance Indemnity Fund for Employees (FGTS) surcharges, which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


a.9) R$ 9,307 (Company) and R$ 13,237 (consolidated), related to the Emergency Capacity Charge (ECE), as well as R$ 5,283 (Company) and R$ 7,400 (consolidated) related to the Extraordinary Tariff Recomposition (RTE) included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

a.10) R$ 300 (Company) and R$ 1,068 (consolidated) related to other processes of a tax nature, most of which is deposited in court.

a.11) Judicial deposits, representing restricted assets of the Company, are related to amounts deposited and maintained in court until the resolution of the related legal matters. The balances of these deposits, which at March 31, 2004 amounted to R$ 36,438 (Company), R$ 183,724 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

b) REMOTE OR POSSIBLE CONTINGENT LOSSES, INVOLVING GREAT UNCERTAINTIES IN RELATION TO THEIR REALIZATION AND WHICH THEREFORE HAVE NOT BEEN PROVIDED FOR:

b.1) The Company is defendant in debt foreclosures filed by the state of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 31,466. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax undue, because products for export are exempted from ICMS.

b.2) The Company and its subsidiary Gerdau Acominas S.A. are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is R$ 173,135. The companies did not set up a provision for contingency in relation to these processes since they consider this tax undue, because the products do not fit the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b.3) Also, R$ 54,763 are demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the subsidiary Gerdau Acominas S.A. under the drawback concession granted by DECEX were not in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax credit has not been definitely set up, and considering that the arrangement that originated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas S.A. considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

c) CONTINGENT TAX GAINS:

c.1) The Company believes that the realization of certain contingent gains is probable. Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of R$ 26,580, arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI).

Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debts not related to food, the realization of this credit is not expected in 2004.

c.2) Gerdau S.A. and its subsidiaries have filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The companies expect to recover the taxes unduly paid. The Company believes that the amount under discussion totals R$ 173,090 (consolidated).

c.3) Also, due to prior favorable decisions by the Courts, the Company and its subsidiary Gerdau Acominas S.A. expect to recover IPI premium credits. Gerdau S.A. has filed administrative appeals, which are pending judgment. With regards to the subsidiary Gerdau Acominas S.A., the proceedings were directed directly to the courts and are pending decision. The Company estimates a credit in the amount of R$ 394,002 (consolidated).

II) LABOR CONTINGENCIES

The Company is also defending labor proceedings, for which there is a provision of R$ 16,257 (Company) and R$ 30,048 (consolidated) at March 31, 2004. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health hazards and risk premium, among others.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


The balances of deposits in court, which, at March 31, 2004, totaled R$ 8,285 (Company) and R$ 10,266 (consolidated), are classified as a reduction of the provision for labor contingencies.

II) CIVIL CONTINGENCIES

a) CONTINGENT LIABILITIES INCLUDED IN THE PROVISION

The Company (consolidated) is also defending in court civil proceedings arising from the normal course of its operations and of its subsidiaries' operations, including lawsuits arising from workplace accidents, and, at March 31, 2004, has a provision of R$ 99,778 (consolidated) for these proceedings.

The provision refers mainly to the issue involving the jointly controlled (52%) subsidiary Dona Francisca Energetica S.A. According to the resolution of the Brazilian Electricity Regulatory Agency (ANEEL), the operations of the subsidiary are restricted to the South submarket. Since some of its transactions were carried out in the remaining submarkets, Dona Francisca Energetica S.A. may have to acquire the sold energy from third parties. The subsidiary challenges in court the validity of the ANEEL resolution and has obtained a favorable preliminary injunction.

At March 31, 2004, the balances of deposits in court totaled R$ 1,262 (consolidated) and are classified as a reduction of the provision for contingencies.

b) REMOTE OR POSSIBLE CONTINGENT LOSSES, INVOLVING GREAT UNCERTAINTIES IN RELATION TO THEIR REALIZATION, AND WHICH HAVE NOT BEEN PROVIDED FOR:

b.1) An antitrust process involving Gerdau S.A., related to the representation of two civil construction syndicates in the state of Sao Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). The process is pending evaluation by the Administrative Council for Economic Defense
(CADE), which will decide the matter.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


In addition, the SDE report was issued before Gerdau S.A. had the chance to reply to the closing arguments, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses' testimony.

The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect, in a way that cannot be overcome, the decision in the administrative system, based on the conclusions presented by the antitrust authorities until now. Gerdau S.A. has pointed out and tried to defeat all these irregularities and will continue doing so in relation to the allegations and the irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

Because of the above factors, no provision was set up for this case. According to Brazilian legislation, fines of up to 30% of gross revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.

b.2) A civil lawsuit filed against Gerdau Acominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At March 31, 2004, the lawsuit amounts to approximately R$ 36,366.

Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract.

The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity.

This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais, and the agreement is based on expert evidence and interpretation of the contract. The process is now with the High Court of Justice, for the judgment of the appeal.

Gerdau Acominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b.3) A civil lawsuit filed by Sul America Cia Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which was deposited in court. The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested both by the bank (which claimed having no right over the amount deposited, which resolves the doubt raised by Sul America) and by the Company (which claimed inexistence of doubt and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After pleading, Sul America claimed fault in the Bank's representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects a loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, Gerdau Acominas S.A. filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuits are pending. The Company expects a favorable outcome in this lawsuit.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco unit of the subsidiary Gerdau Acominas S.A., which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits. Equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company's plea, although not yet recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company's consolidated financial position are remote.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
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QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 15 - POST-EMPLOYMENT BENEFITS

a) PENSION PLAN - DEFINED BENEFIT

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil ("Gerdau Plan" and "Acominas Plan").

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Company, of the other units of Gerdau Acominas S.A and other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Acominas S.A. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.

As a result of the operational integration on November 28, 2003, the assets and liabilities of the Gerdau Plan, relating to the employees transferred to Gerdau Acominas S.A., were allocated to the new sponsor, and the companies filed a request with the Supplementary Social Security Secretariat to add Gerdau Acominas S.A. as a sponsor of the Retirement and Supplementary Retirement Plans managed by Gerdau - Sociedade de Previdencia Privada.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all their employees.

The Canadian and American plans are managed by Royal Trust/Great West Life and Wells Fargo, respectively, to complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans mainly comprise marketable securities.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


Current expenses of the defined pension plan are as follows:

                                                                    COMPANY                                CONSOLIDATED
                                                    ---------------------------------------  --------------------------------------
                                                        3/31/2004           3/31/2003            3/31/2004           3/31/2003
                                                    ------------------ --------------------  ------------------  ------------------
 Cost of current service                                           28                1,403              12,301              10,170
 Interest cost                                                     86                3,601              32,682              27,279
 Expected return of plan assets                                  (142)              (3,824)            (41,708)            (30,139)
 Amortization of cost of past service                               -                    -                 210                 333
 Amortization of unrecognized liability                             -                    -                 125                 117
 Amortization of (gain) loss                                      (12)                   -                 871                 691
 Expected contributions of employees                                -                    -              (1,096)               (894)
                                                    ------------------ --------------------  ------------------  ------------------
 Pension plan cost, net                                           (40)               1,180               3,385               7,557
                                                    ================== ====================  ==================  ==================



b) PENSION PLAN - DEFINED CONTRIBUTION

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are 50% of the amount paid by the participants, limited to 4% of the salary. The other companies do not have this type of pension plan.

c) OTHER POST-EMPLOYMENT BENEFITS

The Company estimates that the balance payable, due to employees' retirement or discharge, amounts to R$ 8,854 (consolidated) at March 31, 2004.

The American Plan includes, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. The American subsidiary has the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


The composition of the net periodic cost for the post-employment health benefits is as follows:

                                                                      CONSOLIDATED
                                                          -------------------------------------
                                                            3/31/2004           3/31/2003
                                                          ---------------- --------------------
 Cost of service                                                      675                  636
 Interest cost                                                      1,588                1,623
 Amortization of cost of past service                                (154)                   -
 Amortization of (gain) loss                                           20                    -
                                                          ---------------- --------------------
 Expenses for post-retirement health benefit, net                   2,129                2,259
                                                          ================ ====================


Considering all types of benefits to employees granted by the Company, the assets and liabilities position at March 31, 2004 is as follows:

                                                              CONSOLIDATED
                                                  ----------------------------
                                                     3/31/2004      12/31/2003
                                                  ----------------------------
Pension plan liabilities - defined benefit             165,348        162,719
Post-retirement health benefit                         109,931        105,964
Retirement and discharge benefits payable                8,854         10,187
                                                  ------------- --------------
Total liabilities                                      284,133        278,870
                                                  ============= ==============


NOTE 16 - LONG-TERM INCENTIVE PLANS

At the Extraordinary General Meeting (AGE) held on April 30, 2003, the shareholders decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options to purchase preferred shares to management, employees or persons who render services to the Company or the companies under its control, and approved the creation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The shareholders also authorized the grant proposed by management for 683,936 options, at the fixed price of R$ 23.88 per share, of which 280,785 options are within the regular program, with a grace period of five years and, exceptionally for this first year, 403,151 additional options with a grace period of three years. Options should be exercised over a period of five years after the grace period.

As mentioned in Note 17b, at March 31, 2004, the Company has a total of 786,600 preferred shares in treasury. These shares can be used for this plan.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


At March 31, 2004, the plan status is as follows:

Total stock options granted                                             683,936
Exercise price - R$                                                       23.88
Fair value of options at the grant date - R$ per option (*)                7.44
Average term of option to be exercised at the grant date (years)            3.5

(*) calculated based on Black-Scholes model


The percentage of dilution in interest that the current shareholders may experience if all options are exercised is approximately 0.1%.

Gerdau Ameristeel Corporation and its subsidiaries also have stock compensation plans for their employees.

The effect on income for the year and shareholders' equity would have been as follows, had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:

                                                           COMPANY                                 CONSOLIDATED
                                                --------------------------------         ------------------------------------
                                                                   SHAREHOLDERS'                             SHAREHOLDERS
                                                NET INCOME            EQUITY               NET INCOME            EQUITY
                                                ----------------  --------------         ----------------  ------------------
Balances based on financial statements              381,959           4,388,876              427,294           4,388,876
Expenses for the period*                               (386)             (1,426)                (587)             (3,608)
                                                ------------  ------------------         ----------------  ------------------
Pro-forma balances                                  381,573           4,387,450              426,707           4,385,268
                                                ============  ==================         ================  ==================



NOTE 17 - SHAREHOLDERS' EQUITY

a) CAPITAL - capital, authorized at March 31, 2004, comprises 240,000,000 common shares and 480,000,000 preferred shares, with no par value.

At March 31, 2004, 51,468,224 common shares and 96,885,787 preferred shares are subscribed and paid-up, totaling R$ 1,735,656. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights of common shares in terms of profit distributions.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


b) TREASURY STOCK - at the meeting held on November 17, 2003, management authorized the purchase of own shares, considering the reserve for investments and working capital, in conformity with legal and statutory provisions, to be held in treasury for subsequent sale in the market or cancellation. At March 31, 2004, the Company had acquired in the stock exchange 786,600 preferred shares, held for treasury, for the amount of R$ 44,139.

c) INTEREST ON CAPITAL - At March 30, 2004 the shareholders received interest on own capital (R$ 94,443) as prepayment of the minimum statutory dividend for the current year. The Company calculated the interest on capital according to the terms established by Law 9249/95. The corresponding amount was recorded as financial expenses for tax purposes. For presentation purposes, this amount was recorded as dividends, not affecting the net income.


NOTE 18 - STATUTORY PROFIT SHARING

The management's profit sharing is limited to 10% of net income for the year, after income tax and management fees.


NOTE 19 - GUARANTEES GRANTED

The Company is the guarantor of loan agreements of the jointly-controlled subsidiary Dona Francisca Energetica S.A., in the total amount of R$ 104,810, corresponding to 51.82% of the joint guarantee. The Company is also the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., in the amount of US$ 100,000, equivalent to R$ 290,860 at the date of the Quarterly Information, and loans of the subsidiary Gerdau Ameristeel Corporation, in the amount of US$ 25,000, equivalent to R$ 72,715 at the date of the Quarterly Information. The subsidiary Gerdau Acominas S.A. is the guarantor of the vendor financing of the associated company Banco Gerdau S.A., in the amount of R$ 45,578, at March 31, 2004.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------

NOTE 20 - INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SECTOR


INFORMATION BY GEOGRAPHIC AREA:

                                                                       GEOGRAPHIC AREAS
                                      ---------------------------------------------------------------------------
                                                      BRAZIL                            SOUTH AMERICA(*)
                                      ------------------------------------   ------------------------------------
                                            2004               2003                2004               2003
                                      -----------------  -----------------   -----------------  -----------------
Gross sales revenue                          2,578,432          2,114,441             215,910            159,381
Net sales revenue                            1,987,936          1,712,981             157,482            119,787
Cost of sales                               (1,228,984)          (980,005)            (94,229)           (78,788)
Gross profit                                   758,952            732,976              63,253             40,999
Selling expenses                               (87,821)           (79,293)             (1,508)            (1,231)
Net financial income                           (97,149)           (79,117)             (1,299)            (2,618)
General and administrative expenses           (154,716)          (117,579)             (8,833)            (7,451)
Operating income                               448,767            362,400              52,357             29,926
Net income for the year                        323,675            287,281              41,069             22,285
EBITDA (**)                                    619,689            618,226              59,609             38,406

                                                                       GEOGRAPHIC AREAS
                                      ---------------------------------------------------------------------------
                                           BRAZIL                            SOUTH AMERICA(*)
                                      ------------------------------------   ------------------------------------
                                            2004               2003                2004               2003
                                      -----------------  -----------------   -----------------  -----------------
Assets                                       9,178,200          8,708,913             666,936            629,774
Liabilities                                  6,054,329          6,193,565             249,174            328,148
Capital expenditures                           144,341            199,388               7,420              5,229
Depreciation/amortization                      103,273             82,121               6,697              6,089


TABLE CONT'D

                                      ---------------------------------------
                                                    NORTH AMERICA                           CONSOLIDATED
                                        -------------------------------------  ------------------------------------
                                              2004                2003               2004               2003
                                        -----------------   -----------------  -----------------   ----------------
Gross sales revenue                            2,178,584           1,650,693          4,972,926          3,924,515
Net sales revenue                              2,027,588           1,494,071          4,173,006          3,326,839
Cost of sales                                 (1,832,525)         (1,436,478)        (3,155,738)        (2,495,271)
Gross profit                                     195,063              57,593          1,017,268            831,568
Selling expenses                                  (7,753)            (11,473)           (97,082)           (91,997)
Net financial income                             (55,127)            (27,745)          (153,575)          (109,480)
General and administrative expenses              (44,903)            (63,401)          (208,452)          (188,431)
Operating income                                  91,535             (39,562)           592,659            352,764
Net income for the year                           62,551             (22,299)           427,295            287,267
EBITDA (**)                                      203,971              49,050            883,269            705,682

                                      ---------------------------------------
                                                   NORTH AMERICA                           CONSOLIDATED
                                        -------------------------------------  ------------------------------------
                                              2004                2003               2004               2003
                                        -----------------   -----------------  -----------------   ----------------
Assets                                         5,256,513           5,553,190         15,101,649         14,891,877
Liabilities                                    3,639,013           3,747,893          9,942,516         10,269,606
Capital expenditures                              67,690              74,040            219,451            278,657
Depreciation/amortization                         61,565              66,332            171,535            154,542


( * ) Does not include Brazilian operations.
(**) Income before financial expenses, income tax and social contribution, and depreciation and amortization.


NOTE 21 - SUBSEQUENT EVENTS

a) On April 16, 2004, Gerdau S.A., through its indirect subsidiary Gerdau Steel Inc., purchased 26,800,000 shares issued by Gerdau Ameristeel Corporation, through a capitalization of Cdn$ 131 million, equivalent to R$ 283,937 at that date. With the conclusion of the transaction, Gerdau S.A. indirectly holds 72% of Gerdau Ameristeel Corporation.

b) At the shareholders meeting on April 29, 2004 the Board of Directors will present a proposal to approve a capital increase from R$ 1,735,656 to R$ 3,471,312, through the capitalization of the Reserve for Investment and Working Capital, in the amount of R$ 1,735,656, with a bonus of 148,354,011 new shares (100% on the current position), of which 51,468,224 are common shares and 96,885,787 are preferred shares.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------


NOTE 22 - SUPPLEMENTARY INFORMATION - STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.

                                                                              COMPANY                     CONSOLIDATED
                                                                   ---------------------------- --------------------------------
                                                                    3/31/2004      3/31/2003       3/31/2004       3/31/2003
                                                                   ------------- -------------- ---------------- ---------------
NET INCOME FOR THE PERIOD                                               381,959        245,901          427,295         287,267
Equity in the earnings of subsidiaries                                 (379,441)       (28,842)         (16,953)         88,934
Provision for credit risks                                                    -          2,441            2,514           2,399
Gain and/or loss on disposal of fixed assets                                  -            571            5,274             844
Gain and/or loss on investment disposal                                       -             35                               35
Monetary and exchange variations                                         (1,239)       (24,228)          54,836          (7,661)
Depreciation and amortization                                                 -         48,462          171,535         154,542
Income tax and social contribution                                      (19,398)        31,660           99,211          33,404
Interest on debt                                                          8,902         92,332          124,623         144,114
Contingencies/judicial deposits                                              21          2,852            8,575          (1,227)
Changes in trade accounts receivable                                          -       (157,850)        (374,381)       (340,219)
Changes in inventory                                                          -       (148,684)        (186,067)       (138,275)
Changes in suppliers                                                        (12)        (2,514)         348,634         204,794
Other operating activity accounts                                        (8,361)        26,372          (49,692)        (24,264)
  Net cash provided by (used in) operating activities                   (17,569)        88,508          615,404         404,687
Acquisition/disposal of fixed assets                                          -        (72,372)        (219,451)       (278,657)
Increase in deferred charges                                                  -           (239)          (2,637)            743
Acquisition/disposal of investments                                           -        (55,123)              (3)           (138)
Interest on capital/profit distribution received                        243,060         24,328                -               -
  Net cash provided by (used in) investing activities                   243,060       (103,406)        (222,091)       (278,052)
Suppliers of fixed assets                                                     -          7,321           (5,237)          1,963
Working capital financing                                                     -         67,648          272,972         145,002
Debentures                                                               13,475         (2,938)          10,050           2,065
Permanent asset financing                                                     -         29,831           44,488         126,666
Amortization of permanent asset financing                                     -        (84,702)        (228,957)       (185,660)
Payment of interest on financing                                              -        (27,926)        (136,068)        (64,438)
Loan with related companies                                             (42,050)           461              262           3,164
Capital increase/treasury shares                                        (27,036)             -          (26,469)              -
Payment of dividends/interest on capital and participations            (158,038)      (193,520)        (194,505)       (197,396)
  Net cash used in financing activities                                (213,649)      (203,825)        (263,464)       (168,634)
  Changes in cash balance                                                11,842       (218,723)         129,849         (41,999)
    Cash balance
      At the beginning of the period                                    177,684        365,680        1,017,006       1,430,656
      Restatement of opening cash                                             -              -            4,003         (57,121)
      Opening balance of consolidated companies for the period                -              -                -          12,789
      At the end of the period                                          189,526        146,957        1,150,858       1,344,325
    Composition of final cash
      Marketable securities                                             189,482         75,292          929,281       1,202,161
      Cash and banks                                                         44         71,665          221,577         142,164


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


04.01 - NOTES TO THE QUARTERLY INFORMATION
--------------------------------------------------------------------------------

                              ********************

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE
--------------------------------------------------------------------------------


With the transfer of its operating assets to the subsidiary Gerdau Acominas S.A. on November 28, 2003, the revenues of Gerdau S.A., as from that date, were provided by the investments in subsidiaries and associated companies. The amount of these investments, at the end of March, totaled R$ 4.8 billion.

In the first quarter of 2004, these investments generated in equity in the results of R$ 379.4 million.

Net income reached R$ 382.0 million in the quarter, which represents R$ 2.59 per share.

On March 31, shareholders' equity of Gerdau S.A. amounted to R$ 4.4 billion, equivalent to an equity amount of R$ 29.74 per share.

At the end of the quarter, the Company presented the following financial economic data:

                                                   1ST QUARTER/04
                                                   --------------
  Income from investments - R$ thousand               379,441
  Net income - R$ thousand                            381,959
  Net income per share - R$                              2.59

                                                      3/31/04
                                                      -------
  Capital  - R$ thousand                            1,735,656
  Shareholders' equity - R$ thousand                4,388,876
  Book value per share - R$                             29.74

Interest on own capital relating to the first quarter of 2004, to be paid on May 18, 2004, amounts to R$ 94.4 million and is equivalent to R$ 0.64 per share held on March 30.

At the shareholders meeting on April 29 the Board of Directors will present its proposal for 100% share bonus on the shares held at the meeting's date. If approved, the number of shares issued will increase from 148.3 million to 296.7 million

At the Sao Paulo Stock Exchange (BOVESPA), the activity in Gerdau S.A. (GGBR) shares in the quarter amounted to R$ 1.3 billion. This volume represents an increase of 273.7% compared to the first three months of 2003. 38,019 trades were carried out and 20.6 million securities were traded. From January to March, preferred shares appreciated by 13.1% and the daily average of negotiations reached R$ 20.1 million.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


05.01 - COMMENTS ON THE QUARTERLY PERFORMANCE
--------------------------------------------------------------------------------


Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange totaled
3.5 million securities and US$ 31.2 million in the first quarter of this year, equivalent to a daily average of US$ 511.4 thousand.

Transactions in the ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange totaled US$ 221.4 million in the first quarter of 2004, 610.3% higher than the same 2003 period and equivalent to a daily average of US$ 3.6 million. 10.2 million of securities were traded, compared to 3.5 million in the prior year.

During the quarter, 72.3 thousand preferred shares of Gerdau S.A. (XGGB) were traded in the Madrid Stock Exchange (Latibex), resulting in trades of about
(euro) 1.3 million.

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not provide services that were not related to external audit during the first three months of 2004.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                              3 - 3/31/2004           4 - 12/31/2003
-------------------------------------------------------------------------------------------------------------------
1               Total assets                                                    15,101,649              14,246,741
1.01            Current assets                                                   6,108,200               5,334,880
1.01.01         Cash and banks                                                     221,577                 121,615
1.01.02         Credits                                                          2,981,395               2,542,382
1.01.02.01      Trade accounts receivable                                        1,887,617               1,526,176
1.01.02.02      Tax credits                                                        164,497                 120,815
1.01.02.03      Marketable securities                                              929,281                 895,391
1.01.03         Inventories                                                      2,562,324               2,336,598
1.01.03.01      Finished products                                                  881,438                 868,147
1.01.03.02      Work in process                                                    366,329                 323,373
1.01.03.03      Raw materials                                                      687,252                 586,311
1.01.03.04      Warehouse materials                                                559,014                 517,010
1.01.03.05      Advances to suppliers                                               68,291                  41,757
1.01.04         Other                                                              342,904                 334,285
1.01.04.01      Other receivables                                                  218,000                 217,417
1.01.04.02      Deferred income tax and social contribution                        124,904                 116,868
1.02            Long-term receivables                                            1,096,843               1,051,257
1.02.01         Sundry credits                                                      10,212                  10,212
1.02.01.01      Eletrobras loans                                                    10,212                  10,212
1.02.02         Receivables from related companies                                  30,996                  26,979
1.02.02.01      Associated companies                                                     0                       0
1.02.02.02      Subsidiaries                                                        30,996                  26,979
1.02.02.03      Other related companies                                                  0                       0
1.02.03         Other                                                            1,055,635               1,014,066
1.02.03.01      Judicial deposits and other                                        233,667                 224,720
1.02.03.02      Deferred income tax and social contribution                        821,968                 789,346
1.03            Permanent assets                                                 7,896,606               7,860,604
1.03.01         Investments                                                        451,435                 461,412
1.03.01.01      In associated companies                                                  0                       0
1.03.01.02      In subsidiaries                                                          0                       0
1.03.01.03      Other                                                                    0                       0
1.03.02         Fixed assets                                                     7,423,214               7,378,725
1.03.02.01      Land, buildings and structures                                   3,419,621               3,383,668
1.03.02.02      Machinery, equipment and installations                           7,013,421               6,839,096
1.03.02.03      Furniture and fixtures                                             125,988                 208,041
1.03.02.04      Vehicles                                                            43,791                  35,669
1.03.02.05      Electronic data equipment                                          229,097                 495,178
1.03.02.06      Construction in progress                                           769,025                 445,926
1.03.02.07      Forestation/reforestation                                          181,084                 177,944
1.03.02.08      Accumulated depreciation                                       (43,58,813)             (4,206,797)
1.03.03         Deferred charges                                                    21,957                  20,467


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                             3 - 3/31/2004           4 - 12/31/2003
-------------------------------------------------------------------------------------------------------------------
2               Total liabilities and shareholders' equity                   15,101,649               14,246,741
2.01            Current liabilities                                           4,483,800                4,342,899
2.01.01         Loans and financing                                           2,222,844                2,414,376
2.01.02         Debentures                                                        7,514                    3,027
2.01.03         Suppliers                                                     1,535,936                1,192,428
2.01.04         Taxes, charges and contributions                                244,449                  171,776
2.01.05         Dividends payable                                                90,607                  154,220
2.01.06         Provisions                                                            0                        0
2.01.07         Payables to related companies                                         0                        0
2.01.08         Other                                                           382,450                  407,072
2.01.08.01      Salaries payable                                                128,704                  148,626
2.01.08.02      Deferred income tax and social contribution                      47,785                   35,721
2.01.08.03      Other payables                                                  205,961                  222,725
2.02            Long-term liabilities                                         5,458,716                5,048,695
2.02.01         Loans and financing                                           3,685,546                3,396,085
2.02.02         Debentures                                                      462,540                  449,039
2.02.03         Provisions                                                            0                        0
2.02.04         Payables to related companies                                          0                       0
2.02.05         Other                                                         1,310,630                1,203,571
2.02.05.01      Provision for contingencies                                     232,450                  221,212
2.02.05.02      Deferred income tax and social contribution                     592,656                  484,096
2.02.05.03      Other payables                                                  201,391                  219,393
2.02.05.04      Benefits to employees                                           284,133                  278,870
2.03            Deferred income                                                       0                        0
2.04            Minority interest                                               770,257                  726,751
2.05            Shareholders' equity                                          4,388,876                4,128,396
2.05.01         Paid-up capital                                               1,735,656                1,735,656
2.05.02         Capital reserves                                                376,672                  376,672
2.05.02.01      Investments                                                     342,910                  342,910
2.05.02.02      Special - Law 8200/91                                            21,487                   21,487
2.05.02.03      Other                                                            12,275                   12,275
2.05.03         Revaluation reserves                                                  0                        0
2.05.03.01      Own assets                                                            0                        0
2.05.03.02      Subsidiary/associated companies                                       0                        0
2.05.04         Revenue reserves                                              1,989,031                2,016,068
2.05.04.01      Legal                                                           184,429                  184,429
2.05.04.02      Statutory                                                     1,804,602                1,831,639
2.05.04.03      Contingencies                                                         0                        0
2.05.04.04      Unrealized profits                                                    0                        0
2.05.04.05      Retention of profits                                                  0                        0
2.05.04.06      Special for undistributed dividends                                   0                        0
2.05.04.07      Other                                                                 0                        0
2.05.05         Retained earnings/accumulated losses                            287,517                        0


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (R$ THOUSANDS)

-------------------------------------------------------------------------------------------------------------------------
CODE            DESCRIPTION                                      3 - 1/1/2004   4 - 1/1/2004  5 - 1/1/2003   6 - 1/1/2003
                                                                 to 3/31/2004   to 3/31/2004  to 3/31/2003   to 3/31/2003
-------------------------------------------------------------------------------------------------------------------------
3.01            Gross sales and/or services                        4,972,926      4,972,926     3,924,515      3,924,515
3.02            Deductions                                         (799,920)      (799,920)     (597,676)      (597,676)
3.02.01         Taxes on sales                                     (460,997)      (460,997)     (339,741)      (339,741)
3.02.02         Freights and discounts                             (338,923)      (338,923)     (257,935)      (257,935)
3.03            Net sales and/or services                          4,173,006      4,173,006     3,326,839      3,326,839
3.04            Cost of sales and/or services rendered           (3,155,738)    (3,155,738)   (2,495,271)    (2,495,271)
3.05            Gross profit                                       1,017,268      1,017,268       831,568        831,568
3.06            Operating expenses/income                          (424,609)      (424,609)     (478,804)      (478,804)
3.06.01         Selling                                             (97,082)       (97,082)      (91,997)       (91,997)
3.06.02         General and administrative                         (208,452)      (208,452)     (188,431)      (188,431)
3.06.03         Financial                                          (153,575)      (153,575)     (109,480)      (109,480)
3.06.03.01      Financial income                                           0              0         7,888          7,888
3.06.03.02      Financial expenses                                         0              0     (117,368)      (117,368)
3.06.04         Other operating income                                17,547         17,547            38             38
3.06.05         Other operating expenses                                   0              0             0              0
3.06.06         Equity in the results of subsidiary and associated    16,953         16,953      (88,934)       (88,934)
                   companies
3.07            Operating profit                                     592,659        592,659       352,764        352,764
3.08            Non-operating results                                (9,518)        (9,518)         (997)          (997)
3.08.01         Income                                                     0              0             0              0
3.08.02         Expenses                                             (9,518)        (9,518)         (997)          (997)
3.09            Income before taxes and participations               583,141        583,141       351,767        351,767
3.10            Provision for income tax and social                (113,375)      (113,375)      (72,901)       (72,901)
                contribution
3.11            Deferred income tax                                 (34,636)       (34,636)        12,939         12,939
3.12            Statutory participations and contributions           (7,835)        (7,835)       (4,538)        (4,538)
3.12.01         Participations                                       (7,835)        (7,835)       (4,538)        (4,538)
3.12.02         Contributions                                              0              0             0              0
3.13            Reversal of interest on capital                            0              0             0              0
3.14            Minority interest                                   (45,336)       (45,336)      (41,366)       (41,366)
3.15            Net income for the period                            381,959        381,959       245,901        245,901
                Number of shares (thousands), excluding              147,567        147,567   114,118,471    114,118,471
                treasury stock
                Net income per share                                 2.58838        2.58838       0.00215        0.00215
                Loss per share


(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------

                     PERFORMANCE IN THE 1ST QUARTER OF 2004
                     --------------------------------------

PRODUCTION AND SALES

o During the first quarter of 2004, Gerdau companies produced 3.1 million tons of plates, blocks and billets, 5.8% higher than the volume of the same period of 2003.

o Operations in Brazil contributed 54.8% of the accumulated production for the quarter, reaching 1.7 million tons, while North America contributed 1.3 million tons, 42.5% of total volume. The companies in Chile and Uruguay contributed the other 2.7%, that is, 86.0 thousand tons.

o The volume of rolled steel produced during the quarter reached 2.4 million tons, 11.9% higher than the first quarter of 2003.

-------------------------------------------------------------------------------------------------------------------------
PRODUCTION                                       1ST Q. 2004    1ST Q. 2003      VARIATION     4TH Q. 2003      VARIATION
(1,000 TONS)                                                                     1Q04/1Q03                      1Q04/4Q03
-------------------------------------------------------------------------------------------------------------------------
CRUDE STEEL (plates, blocks and billets)
   Brazil                                          1,719.6        1,688.2           1.9%          1,818.3        (5.4%)
   North America                                   1,333.5        1,195.5          11.5%          1,253.5          6.4%
   South America                                      86.0           84.8            1.4%            93.6         (8.1%)
   TOTAL                                           3,139.1        2,968.5            5.7%         3,165.4         (0.8%)

ROLLED STEEL
   Brazil                                          1,021.3          921.4           10.8%         1,017.7           0.4%
   North America                                   1,262.0        1,122.2           12.5%         1,241.1           1.7%
   South America                                     106.4           91.5           16.3%           107.3         (0.8%)
   TOTAL                                           2,389.7        2,135.1           11.9%         2,366.1           1.0%
-------------------------------------------------------------------------------------------------------------------------


o Consolidated sales in the quarter totaled 3.1 million tons, 8.6% higher than the volume sold in the first quarter of 2003.

o Gerdau Acominas S.A. sold, in the quarter, 1.6 million tons of steel products, of which 43.8% were exported to various regions, generating revenues of US$ 219.9 million compared to US$ 153.4 million in the first quarter of 2003. In the domestic market, the increase of demand in the period, especially in the sectors with good export capacity, permitted sales to increase by 7.2% in relation to the same prior year period.

o Abroad, the economic recovery in North and South American countries permitted sales to increase by 9.5% in comparison to the first quarter of last year.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
SALES                   1ST Q. 2004      1ST Q. 2003      VARIATION        4TH Q. 2003       VARIATION
1,000 tons)                                               1Q04/1Q03                          1Q04/4Q03
------------------------------------------------------------------------------------------------------
BRAZIL
   Domestic market          914.6           853.5           7.2%               849.5           7.7%
   Exports                  713.6           657.2           8.6%               869.3         (17.9%)
   TOTAL                  1,628.2         1,510.7           7.8%             1,718.8          (5.3%)

FOREIGN
   North America          1,389.0         1,271.0           9.3%             1,294.9           7.3%
   South America            120.8           107.4          12.5%               109.0          10.8%
   TOTAL                  1,509.8         1,378.4           9.5%             1,403.9           7.5%

TOTAL CONSOLIDATED        3,138.0         2,889.1           8.6%             3,122.7           0.5%
------------------------------------------------------------------------------------------------------



RESULTS

o Net consolidated sales reached R$ 4.2 billion in the first quarter of the year, 25.4% higher than in the same quarter of 2003, due to the increase in physical sales volume, better performance in the North American operations and the increase in prices of steel products in the foreign market. In relation to the fourth quarter of last year, net sales increased 18.7%.

------------------------------------------------------------------------------------------------------
NET SALES               1ST Q. 2004      1ST Q. 2003      VARIATION        4TH Q. 2003       VARIATION
(R$ million)                                              1Q04/1Q03                          1Q04/4Q03
------------------------------------------------------------------------------------------------------
   Brazil                  1,988.0         1,717.0          15.8%            1,888.2            5.3%
   North America           2,027.6         1,490.0          36.1%            1,473.6           37.6%
   South America             157.4           119.8          31.4%              154.3            2.0%
   TOTAL                   4,173.0         3,326.8          25.4%            3,516.1           18.7%
------------------------------------------------------------------------------------------------------


o In consolidated terms, the better operating margins of exports and of North American and Southern Cone operations were responsible for the maintenance of the Gross margin above 24%, even with the reduction of margins in Brazil, arising from the pressure on the input prices. During the first quarter of 2004, consolidated gross margin was 24.4% against 25.0% in the same period of 2003 and 24.7% in the last quarter of the year. Gross profit reached R$ 1.0 billion in the months from January to March, 22.3% higher than the same prior year period.

o Selling, general and administrative expenses reduced as a percentage of net sales for the quarter to 7.3%. This reduction, in relation to the first and fourth quarters of 2003, is a consequence, mainly, from the reduction of exports (less cost with port services) and the reduction of expenses in Gerdau Ameristeel. The operating expenses totaled R$ 305.5 million in the quarter.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
EBTDA                                         1ST Q. 2004      1ST Q. 2003      VARIATION        4TH Q. 2003       VARIATION
(R$ MILLION)                                                                    1Q04/1Q03                          1Q04/4Q03
----------------------------------------------------------------------------------------------------------------------------
 Gross profit                                   1,017.3           831.6            22.3%            868.5            17.1%
 Selling expenses                                 (97.1)          (92.0)            5.5%           (125.8)          (22.8%)
 General and administrative expenses             (208.4)         (188.4)           10.6%           (238.4)          (12.6%)
 Depreciation and amortization                    171.5           154.5            11.0%            156.5             9.6%
 EBITDA                                           883.3           705.7            25.2%            660.8            33.7%
 Financial expenses, net (excluding
   exchange and monetary variations)             (101.6)         (118.1)          (14.0%)          (118.6)          (14.3%)
 Exchange and monetary variations                 (52.0)            8.6                -            (37.7)           37.9%
 EBTDA                                            729.7           596.2            22.4%            504.5            44.6%
----------------------------------------------------------------------------------------------------------------------------


o EBITDA reached R$ 883.3 million in the quarter, 25.2% and 33.7% higher than in the first and fourth quarters of 2003, respectively. The margin remained at the same level as the first quarter of the prior year (21.2%) and above the 18.8% of the fourth quarter.

------------------------------------------------------------------------------------------------------------
EBITDA                        1ST Q. 2004      1ST Q. 2003      VARIATION        4TH Q. 2003       VARIATION
(R$ MILLION)                                                    1Q04/1Q03                          1Q04/4Q03
------------------------------------------------------------------------------------------------------------
   Brazil                        619.7            614.0             0.9%             547.8            13.1%
   North America                 204.0             53.3           282.7%              66.0           209.1%
   South America                  59.6             38.4            55.2%              47.0            26.8%
   TOTAL                         883.3            705.7            25.2%             660.8            33.7%
------------------------------------------------------------------------------------------------------------


o Net financial expenses totaled R$ 153.6 million in the quarter. This amount includes monetary variation expenses of R$ 3.4 million and foreign exchange variation expenses of R$ 48.6 million. In the first quarter of 2003, net financial expenses totaled R$ 109.5 million, of which R$ 8.1 million were monetary variation expenses and R$ 16.7 million foreign exchange income.

o Equity accounting was positive in the amount of R$ 17.0 million in the quarter. This amount reflects the variations of the different currencies in relation to the Real on Gerdau's foreign investments and also the tax incentives and amortization of goodwill.

o Net income reached R$ 427.3 million in the first quarter of 2004, 48.7% higher than the first quarter of 2003. Net margin increased from 8.6% in the first three months of the year 2003 to 10.2% in the period from January to March 2004. In the comparison of the result for the quarter (R$ 427.3 million) with the last quarter of last year (R$ 459.9 million) we note a reduction of 7.1%, but it should be considered that the 2003 profit includes R$ 135.7 million of tax credits. Excluding this amount, the effective growth would be 31.8% in the first quarter of 2004 in relation to the fourth quarter of 2003.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
NET INCOME             1ST Q. 2004      1ST Q. 2003      VARIATION        4TH Q. 2003       VARIATION
(R$ MILLION)                                             1Q04/1Q03                          1Q04/4Q03
-----------------------------------------------------------------------------------------------------
   Brazil                 323.6           287.4            12.6%             431.4          (25.0%)
   North America           62.6           (22.4)             -                (4.3)             -
   South America           41.1            22.3            84.3%              32.8           25.3%
   TOTAL                  427.3           287.3            48.7%             459.9           (7.1%)
-----------------------------------------------------------------------------------------------------



INVESTMENTS

o During the quarter, investments in fixed assets totaled US$ 76.8 million. Of this amount, US$ 51.5 million (67.1% of the total) were invested in the Brazilian companies, US$ 23.3 million (30.3% of total) in North America and the other US$ 2.0 million (2.6% of total) in South America.

o On February 16, Gerdau Ameristeel purchased the assets of Potter Form & Tie Co., headquartered in Belvidere, Illinois, USA. This company is the leader for more than 30 years in the supply of cut and fabricated rods and other materials for the steel concrete industry in the U.S. Midwest. Potter has units in Belvidere, Urbana and Decatur, Illinois; Madison and Appleton, Wisconsin; and Eldridge, Iowa.


FINANCIAL DEBT

o At the end of the quarter, net debt was R$ 5.2 billion, 11.6% lower than at March 2003.

o Of the Gross debt, 35.0% was short-term (R$ 2.2 billion) and 65.0% was long-term (R$ 4.2 billion). Approximately 14.1% of total debt was contracted in local currency, mainly with the BNDES, 43.6% is subject to U.S. dollar (37.2% protected by swap contracts) and 42.3% was contracted by foreign companies.

o At March 31, cash and short-term investment balances totaled R$ 1.2 billion, of which 63.3% (R$ 729.9 million) was indexed to the U.S. dollar.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------
DEBT                                          3.31.2004   3.31.2003   12.31.2003
(R$ million)
--------------------------------------------------------------------------------
SHORT-TERM
   Local currency                                186.5       475.3        280.9
   Foreign currency                            1,539.8     1,852.4      1,342.7
   Foreign companies                             504.0     2,242.0        793.8
   TOTAL                                       2,230.3     4,569.7      2,417.4

LONG-TERM
   Local currency                                713.9     1,120.8        717.2
   Foreign currency                            1,243.1       812.9      1,030.7
   Foreign companies                           2,191.1       756.0      2,097.2
   TOTAL                                       4,148.1     2,689.7      3,845.1

GROSS DEBT                                     6,378.4     7,259.4      6,262.5
Cash and banks and short-term investments      1,150.9     1,344.3      1,017.0
NET DEBT                                       5,227.5     5,915.1      5,245.5
--------------------------------------------------------------------------------

On March 31, 2004, 37% of debt in foreign currency was protected by hedge contracts.

o At March 31, the payment schedule of long-term debt, including debentures, was as follows:

                  ---------------------------------
                       YEAR              R$ MILLION
                  ---------------------------------
                       2005                 573.6
                       2006                 417.6
                       2007                 512.2
                       2008                 657.7
                  2009 and after          1,987.0
                       TOTAL              4,148.1
                  ---------------------------------

o At the end of the quarter, the main indices related to the debt were the following:

--------------------------------------------------------------------------------
INDICES                                     3. 31.2004  3. 31.2003   12. 31.2003
Net debt/Total net capitalization              50.3%       56.1%        51.9%
EBITDA(1)/Net financial expenses(1)             5.6x        6.0X         5.0x
(excluding monetary and exchange variations)
Gross debt/EBITDA1                              2.2x        3.0X         2.3x
Net debt/EBITDA1                                1.8x        2.4X         2.0x
--------------------------------------------------------------------------------
(1) Accumulated for the last 12 months

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE
--------------------------------------------------------------------------------

MEETINGS OF THE ASSOCIATION OF CAPITAL MARKETS ANALYSTS AND PROFESSIONALS
(APIMEC)

o Continuing with the policy of transparency and relations with the Capital Markets, next May, Gerdau's management will be meeting with APIMEC associates and other investors for a presentation on the performance of the first quarter and perspectives for 2004. On the 26th, the meetings will be in Sao Paulo and Brasilia, on the 27th in Rio de Janeiro and on the 28th in Porto Alegre.

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES
-----------------------------------------------------------------------------------------------------------
1-ITEM  2-COMPANY NAME  3-CNPJ  4-CLASSIFICATION                5-% OF INVESTEES        6-%OF SHARE
                                                                CAPITAL                 HOLDERS' EQUITY OF
                                                                                        INVESTOR
-----------------------------------------------------------------------------------------------------------
7-TYPE OF COMPANY       8-NUMBER OF SHARES FOR THE QUARTER      9-NUMBER OF SHARES IN THE PRIOR QUARTER
                        (THOUSANDS)                             (THOUSANDS)


01  GERDAU INTERN. EMPREEND. LTDA.   87.040.598/0001-20   CLOSED SUBSIDIARY     94.60            42.95

COMMERCIAL, INDUSTRIAL AND OTHER                       2,087,971                             2,087,971


03  GERDAU ACOMINAS S.A.             17.227.422/0001-05   CLOSED SUBSIDIARY     82.91            55.82

COMMERCIAL, INDUSTRIAL AND OTHER                         131,541                               131,541



(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------

1 - ITEM                                                                  01
2 - ORDER NUMBER                                                          03
3 - CVM REGISTRATION NUMBER                                       DCA-82/018
4 - CVM REGISTRATION DATE                                          7/29/1982
5 - ISSUED SERIES                                                          A
6 - TYPE OF ISSUANCE                                                  SIMPLE
7 - NATURE OF ISSUANCE                                                PUBLIC
8 - DATE OF ISSUANCE                                                6/1/1982
9 - MATURITY DATE                                                   6/1/2011
10 - TYPE OF DEBENTURE                                    WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                 CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                            373.68
14 - ISSUED AMOUNT (thousands of reais)                                8,968
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                               24,000
16 - OUTSTANDING DEBENTURES (UNIT)                                    13,739
17 - TREASURY DEBENTURES (UNIT)                                       10,261
18 - REDEEMED DEBENTURES (UNIT)                                            0
19 - CONVERTED DEBENTURES (UNIT)                                           0
20 - DEBENTURES TO BE PLACED (UNIT)                                        0
21 - DATE OF THE LAST RENEGOTIATION                                9/19/2002
22 - DATE OF THE NEXT EVENT                                         6/1/2011

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------

1 - ITEM                                                                    02
2 - ORDER NUMBER                                                            03
3 - CVM REGISTRATION NUMBER                                         DCA-82/019
4 - CVM REGISTRATION DATE                                            8/11/1982
5 - ISSUED SERIES                                                            B
6 - TYPE OF ISSUANCE                                                    SIMPLE
7 - NATURE OF ISSUANCE                                                  PUBLIC
8 - DATE OF ISSUANCE                                                  6/1/1982
9 - MATURITY DATE                                                     6/1/2011
10 - TYPE OF DEBENTURE                                      WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                   CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                              373.68
14 - ISSUED AMOUNT (thousands of reais)                                  8,968
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                 24,000
16 - OUTSTANDING DEBENTURES (UNIT)                                       4,121
17 - TREASURY DEBENTURES (UNIT)                                         19,879
18 - REDEEMED DEBENTURES (UNIT)                                              0
19 - CONVERTED DEBENTURES (UNIT)                                             0
20 - DEBENTURES TO BE PLACED (UNIT)                                          0
21 - DATE OF THE LAST RENEGOTIATION                                  9/19/2002
22 - DATE OF THE NEXT EVENT                                           6/1/2011

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                      03
2 - ORDER NUMBER                                                              04
3 - CVM REGISTRATION NUMBER                                           DCA-83/043
4 - CVM REGISTRATION DATE                                               8/8/1983
5 - ISSUED SERIES                                                              1
6 - TYPE OF ISSUANCE                                                      SIMPLE
7 - NATURE OF ISSUANCE                                                    PUBLIC
8 - DATE OF ISSUANCE                                                   5/31/1983
9 - MATURITY DATE                                                      2/28/2012
10 - TYPE OF DEBENTURE                                        WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                     CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                                373.68
14 - ISSUED AMOUNT (thousands of reais)                                   15,695
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                   42,000
16 - OUTSTANDING DEBENTURES (UNIT)                                             0
17 - TREASURY DEBENTURES (UNIT)                                           42,000
18 - REDEEMED DEBENTURES (UNIT)                                                0
19 - CONVERTED DEBENTURES (UNIT)                                               0
20 - DEBENTURES TO BE PLACED (UNIT)                                            0
21 - DATE OF THE LAST RENEGOTIATION                                    9/19/2002
22 - DATE OF THE NEXT EVENT                                            2/28/2012

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------

1 - ITEM                                                                      05
2 - ORDER NUMBER                                                              07
3 - CVM REGISTRATION NUMBER                                           DCA-82/024
4 - CVM REGISTRATION DATE                                              2/28/1982
5 - ISSUED SERIES                                                              1
6 - TYPE OF ISSUANCE                                                      SIMPLE
7 - NATURE OF ISSUANCE                                                    PUBLIC
8 - DATE OF ISSUANCE                                                    7/1/1982
9 - MATURITY DATE                                                       7/1/2012
10 - TYPE OF DEBENTURE                                        WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                     CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                                373.68
14 - ISSUED AMOUNT (thousands of reais)                                    8,520
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                   22,800
16 - OUTSTANDING DEBENTURES (UNIT)                                         4,304
17 - TREASURY DEBENTURES (UNIT)                                           18,496
18 - REDEEMED DEBENTURES (UNIT)                                                0
19 - CONVERTED DEBENTURES (UNIT)                                               0
20 - DEBENTURES TO BE PLACED (UNIT)                                            0
21 - DATE OF THE LAST RENEGOTIATION                                    9/19/2002
22 - DATE OF THE NEXT EVENT                                             7/1/2012

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------

1 - ITEM                                                                      06
2 - ORDER NUMBER                                                              08
3 - CVM REGISTRATION NUMBER                                           DCA-82/004
4 - CVM REGISTRATION DATE                                             12/23/1982
5 - ISSUED SERIES                                                              1
6 - TYPE OF ISSUANCE                                                      SIMPLE
7 - NATURE OF ISSUANCE                                                    PUBLIC
8 - DATE OF ISSUANCE                                                   11/1/1982
9 - MATURITY DATE                                                       5/2/2013
10 - TYPE OF DEBENTURE                                        WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                     CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                                373.68
14 - ISSUED AMOUNT (thousands of reais)                                   22,416
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                   59,988
16 - OUTSTANDING DEBENTURES (UNIT)                                        35,893
17 - TREASURY DEBENTURES (UNIT)                                           24,095
18 - REDEEMED DEBENTURES (UNIT)                                                0
19 - CONVERTED DEBENTURES (UNIT)                                               0
20 - DEBENTURES TO BE PLACED (UNIT)                                            0
21 - DATE OF THE LAST RENEGOTIATION                                    9/19/2002
22 - DATE OF THE NEXT EVENT                                             5/2/2013

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                     07
2 - ORDER NUMBER                                                             09
3 - CVM REGISTRATION NUMBER                                          DCA-83/044
4 - CVM REGISTRATION DATE                                              8/8/1983
5 - ISSUED SERIES                                                             1
6 - TYPE OF ISSUANCE                                                     SIMPLE
7 - NATURE OF ISSUANCE                                                   PUBLIC
8 - DATE OF ISSUANCE                                                   5/1/1983
9 - MATURITY DATE                                                      9/1/2014
10 - TYPE OF DEBENTURE                                       WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                    CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                               373.68
14 - ISSUED AMOUNT (thousands of reais)                                  15,650
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                  41,880
16 - OUTSTANDING DEBENTURES (UNIT)                                          627
17 - TREASURY DEBENTURES (UNIT)                                          41,253
18 - REDEEMED DEBENTURES (UNIT)                                               0
19 - CONVERTED DEBENTURES (UNIT)                                              0
20 - DEBENTURES TO BE PLACED (UNIT)                                           0
21 - DATE OF THE LAST RENEGOTIATION                                   9/19/2002
22 - DATE OF THE NEXT EVENT                                            9/1/2014

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                   08
2 - ORDER NUMBER                                                           10
3 - CVM REGISTRATION NUMBER                                        DEB-81/017
4 - CVM REGISTRATION DATE                                            5/7/1981
5 - ISSUED SERIES                                                           1
6 - TYPE OF ISSUANCE                                                   SIMPLE
7 - NATURE OF ISSUANCE                                                 PUBLIC
8 - DATE OF ISSUANCE                                                2/27/1981
9 - MATURITY DATE                                                  11/30/2015
10 - TYPE OF DEBENTURE                                           SUBORDINATED
11 - CONDITION OF REMUNERATION IN EFFECT
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                           1,121.03
14 - ISSUED AMOUNT (thousands of reais)                                 7,231
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                 6,450
16 - OUTSTANDING DEBENTURES (UNIT)                                          0
17 - TREASURY DEBENTURES (UNIT)                                         6,450
18 - REDEEMED DEBENTURES (UNIT)                                             0
19 - CONVERTED DEBENTURES (UNIT)                                            0
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF THE NEXT EVENT                                        11/30/2015

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                      09
2 - ORDER NUMBER                                                              11
3 - CVM REGISTRATION NUMBER                                            EB-90/041
4 - CVM REGISTRATION DATE                                               9/3/1990
5 - ISSUED SERIES                                                              A
6 - TYPE OF ISSUANCE                                                      SIMPLE
7 - NATURE OF ISSUANCE                                                    PUBLIC
8 - DATE OF ISSUANCE                                                    6/1/1990
9 - MATURITY DATE                                                       6/1/2020
10 - TYPE OF DEBENTURE                                        WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                     CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                              1,410.10
14 - ISSUED AMOUNT (thousands of reais)                                   35,253
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                   25,000
16 - OUTSTANDING DEBENTURES (UNIT)                                         4,110
17 - TREASURY DEBENTURES (UNIT)                                           20,890
18 - REDEEMED DEBENTURES (UNIT)                                                0
19 - CONVERTED DEBENTURES (UNIT)                                               0
20 - DEBENTURES TO BE PLACED (UNIT)                                            0
21 - DATE OF THE LAST RENEGOTIATION                                    9/19/2002
22 - DATE OF THE NEXT EVENT                                             6/1/2020

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                   10
2 - ORDER NUMBER                                                           11
3 - CVM REGISTRATION NUMBER                                        DEB-91/004
4 - CVM REGISTRATION DATE                                            1/8/1991
5 - ISSUED SERIES                                                           B
6 - TYPE OF ISSUANCE                                                   SIMPLE
7 - NATURE OF ISSUANCE                                                 PUBLIC
8 - DATE OF ISSUANCE                                                 6/1/1990
9 - MATURITY DATE                                                    6/1/2020
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
11 - CONDITION OF REMUNERATION IN EFFECT                                  CDI
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                           1,410.10
14 - ISSUED AMOUNT (thousands of reais)                                35,253
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                25,000
16 - OUTSTANDING DEBENTURES (UNIT)                                      1,484
17 - TREASURY DEBENTURES (UNIT)                                        23,516
18 - REDEEMED DEBENTURES (UNIT)                                             0
19 - CONVERTED DEBENTURES (UNIT)                                            0
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
22 - DATE OF THE NEXT EVENT                                          6/1/2020

(A free translation of the original in Portuguese)                     UNAUDITED
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      CORPORATE LEGISLATION
QUARTERLY INFORMATION (ITR)                                            3/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
--------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME            3 - CNPJ
--------------------------------------------------------------------------------
00398-0             Gerdau S.A.                 33.611.500/0001-19
--------------------------------------------------------------------------------


10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES
--------------------------------------------------------------------------------


1 - ITEM                                                                  11
2 - ORDER NUMBER                                                          13
3 - CVM REGISTRATION NUMBER                                     DEB/2002/016
4 - CVM REGISTRATION DATE                                          5/27/2002
5 - ISSUED SERIES                                                          1
6 - TYPE OF ISSUANCE                                                  SIMPLE
7 - NATURE OF ISSUANCE                                                PUBLIC
8 - DATE OF ISSUANCE                                               11/1/2001
9 - MATURITY DATE                                                  11/1/2008
10 - TYPE OF DEBENTURE                                          SUBORDINATED
11 - CONDITION OF REMUNERATION IN EFFECT
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)                                         10,000.00
14 - ISSUED AMOUNT (thousands of reais)                              300,000
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                               30,000
16 - OUTSTANDING DEBENTURES (UNIT)                                         0
17 - TREASURY DEBENTURES (UNIT)                                       30,000
18 - REDEEMED DEBENTURES (UNIT)                                            0
19 - CONVERTED DEBENTURES (UNIT)                                           0
20 - DEBENTURES TO BE PLACED (UNIT)                                        0
21 - DATE OF THE LAST RENEGOTIATION                                11/1/2003
22 - DATE OF THE NEXT EVENT                                        11/1/2008

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

                         CORPORATE GOVERNANCE - LEVEL 1

In compliance with the Regulation of Differentiated Practices for Corporate Governance (Level 1), we present below tables showing ownership interests involving all direct or indirect holdings that exceed 5% of voting capital, down to the level of individual holdings.

                                                 - POSITION AS OF MARCH 31, 2004

GERDAU S.A. - CNPJ NO. 33.611.500/0001-19
- CAPITAL: R$ 1,735,656,174.86
OWNERSHIP

                                                                               NUMBER OF SHARES
                                                   ---------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                          COMMON                 PREFERRED                  TOTAL
                                                   ---------------------------------------------------------------------------------
                                                     NUMBER OF                NUMBER OF                NUMBER OF
                                                      SHARES         %         SHARES         %         SHARES         %
                                                   ---------------------------------------------------------------------------------
METALURGICA GERDAU S/A                                42,897,208     83.35     22.505.852     23.23     65,406,060     44.09
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA            1,218,034      2.37      4,913.618      5.07      6,131,652      4.13
OTHER CONTROLLING SHAREHOLDERS                         1,694,505      3.29        131,853      0.14      1,826,358      1.23
                                                   ---------------------------------------------------------------------------------
SUBTOTAL                                              45,809,747     89.01     27,551,323     28.44     73,361,070     49.45
TREASURY SHARES                                                -                  786,600      0.81        786,600      0.53
OUTSTANDING SHARES                                     5,658,477     10.99     68,547,864     70.75     74,206,341     50.02
                                                   ---------------------------------------------------------------------------------
TOTAL ISSUED                                          51,468,224    100.00     96,885,787    100.00    148,354,011    100.00
                                                   ---------------------------------------------------------------------------------

METALURGICA GERDAU S.A. - CNPJ NO. 92.690.783/0001-09
- CAPITAL: R$ 1,280,000,000.00
OWNERSHIP
                                                                               NUMBER OF SHARES
                                                   ---------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                          COMMON                 PREFERRED                  TOTAL
                                                   ---------------------------------------------------------------------------------
                                                     NUMBER OF                NUMBER OF                NUMBER OF
                                                      SHARES         %         SHARES         %         SHARES         %
                                                   ---------------------------------------------------------------------------------
INDAC - IND. ADM. E COM. S/A                           4,065,551     29.33              -         -      4,065,551      9.78
GRUPO GERDAU EMPREEND. LTDA                            3,544,667     25.57          1,650      0.01      3,546,317      8.53
GERSUL EMPREEND. IMOBS. LTDA                           1,930,243     13.93              -         -      1,930,243      4.64
OTHER CONTROLLING SHAREHOLDERS                            10,486      0.08        113,829      0.41        124,315      0.30
SUBTOTAL                                               9,550,947     68.90        115,479      0.42      9,666,426     23.25
                                                               -         -        341,000      1.23        341,000      0.82
OTHER                                                  4,310,518     31-10     27,266,451     98.35     31,576,969     75.93
TOTAL                                                 13,861,465    100.00     27,722,930    100.00     41,584,395    100.00


(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


STA FELICIDADE COM., IMPORT. E EXPORT DE PROD.
SIDERURGICOS LTDA - CNPJ NO. 78.566.288/0001-53
- CAPITAL: R$ 108,000,000.00
OWNERSHIP
                                                            TOTAL
               QUOTAHOLDER'S NAME           NUMBER OF QUOTAS        %

METALURGICA GERDAU S/A                        107,999,850       100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA                     150         0.00
SUBTOTAL                                      108,000,000       100.00
OTHER                                                   -         0.00
TOTAL                                         108,000,000       100.00


INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A -
CNPJ NO. 92.690.817/0001-57
- CAPITAL: R$ 225,411,900.81
OWNERSHIP

                                                                               NUMBER OF SHARES
                                                   ---------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                          COMMON                 PREFERRED                  TOTAL
                                                   ---------------------------------------------------------------------------------
                                                     NUMBER OF                NUMBER OF                NUMBER OF
                                                      SHARES         %         SHARES         %         SHARES         %
                                                   ---------------------------------------------------------------------------------
CINDAC - EMPREEND. E PART. S/A                        468,383,161    100.00    936,766,147    100.00 1,405,149,3086    100.00
OTHER                                                           -         -            175      0.00            175      0.00
TOTAL                                                 468,383,161    100.00    936,766,322    100.00  1,405,149,483    100.00


GRUPO GERDAU EMPREENDIMENTOS LTDA - CNPJ NO. 87.153.730/0001-00
- CAPITAL: R$ 115,143,000.00
OWNERSHIP
                                                                   TOTAL
                 QUOTAHOLDER'S NAME            NUMBER OF QUOTAS       %

GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA.             101,125,328     87.83
OTHER                                                  14,017,672     12.17
TOTAL                                                 115,143,000    100.00

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA - CNPJ No. 89.558.555/0001-67
- Capital: R$ 220,827,384.00

OWNERSHIP
                                                                   TOTAL
                                                  ------------------------------
                   QUOTAHOLDER'S NAME                NUMBER OF QUOTAS       %
                                                  ------------------------------
INDAC - ADMINISTRACAO, INDUSTRIA. E COMERCIO S/A         163,068,976      73.84
ACOTER PARTICIPACOES LTDA                                 35,853,183      16.25
                                                  -------------------   --------
SUBTOTAL                                                 198,922,159      90.08
OTHER                                                     21,905,225       9.92
                                                  -------------------   --------
TOTAL                                                    220,827,384     100.00
                                                  -------------------   --------

ACOTER PARTICIPACOES S.A. - CNPJ NO. 02.290.525/0001-34
- CAPITAL: R$ 32,529,000.00
OWNERSHIP
                                                                   TOTAL
                                                  ------------------------------
                   QUOTAHOLDER'S NAME               NUMBER OF QUOTAS       %
                                                  ------------------------------

INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S.A.       32,528,996       100.00
OTHER                                                           4         0.00
TOTAL                                                  32,529,000       100.00


CINDAC - EMPREENDIMENTOS E PARTICIPACOES S/A - CNPJ NO. 89.550.883/0001-17
- CAPITAL: R$ 202,153,942.56
OWNERSHIP

                                                                               NUMBER OF SHARES
                                          ---------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                 COMMON                 PREFERRED                  TOTAL
                                          ---------------------------------------------------------------------------------
                                            NUMBER OF                NUMBER OF                NUMBER OF
                                             SHARES         %         SHARES         %         SHARES         %
                                          ---------------------------------------------------------------------------------
Stichting GERDAU JOHANNPETER               202,154,204    100.00              -         -    202,154,204    100.00
TOTAL                                      202,154,204    100.00              -         -    202,154,204    100.00


(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


STICHTING GERDAU JAHANNPETER
Dutch

               QUOTAHOLDER'S NAME             NUMBER OF QUOTAS         %
                                           -------------------------------------
GERMANO HUGO GERDAU JOHANNPETER                        Manager and      25.00
                                                       Beneficiary
KLAUS GERDAU JOHANNPETER                   Manager and Beneficiary      25.00
JORGE GERDAU JOHANNPETER                   Manager and Beneficiary      25.00
FREDERICO CARLOS GERDAU JOAHANNPETTER      Manager and Beneficiary      25.00
                                                                       --------
                                                                       100.00

In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below tables showing the number and characteristics of shares issued by the Company and which are directly or indirectly held by the Controlling Shareholders, Management, Fiscal Council Members, and Board of Directors.


                         - POSITION AS OF MARCH 31, 2004

GERDAU S.A. - CNPJ NO. 33.611.500/0001-19
- CAPITAL: R$ 1,735,656,174.86
OWNERSHIP

                                                                               NUMBER OF SHARES
                                          ---------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                 COMMON                 PREFERRED                  TOTAL
                                          ---------------------------------------------------------------------------------
                                            NUMBER OF                NUMBER OF                NUMBER OF
                                             SHARES         %         SHARES         %         SHARES         %
                                          ---------------------------------------------------------------------------------
Controlling Shareholders                   45,809,747     89.01     27,551,323     28.44     73,361,070     49.45

Administrators
Administrative Council                              -         -          1,812      0.00          1,812      0.00
Executive Directors                               444      0.00         25,028      0.03         25,472      0.02

Fiscal Council                                      -         -         11,396      0.01         11,396      0.01

Treasury shares                                     -         -        786,600      0.81        786,600      0.53

Other shareholders                          5,658,033     10.99     68,509,628     70.71     74,167,661     49.99

Total                                      51,468,224    100.00     96,885,787    100.00    148,354,011    100.00

Outstanding shares in the market            5,658,477     10.99     68,547,864     70.75     74,206,341     50.02

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

                         - POSITION AS OF MARCH 31, 2003

GERDAU S.A. - CNPJ NO. 33.611.500/0001-19
- CAPITAL: R$ 1,335,120,134.51
OWNERSHIP

                                                                    NUMBER OF SHARES
                                       --------------------------------------------------------------------------------------
             SHAREHOLDER                   COMMON           %         PREFERRED          %           TOTAL            %
                                       --------------------------------------------------------------------------------------
Controlling Shareholders               35,472,697,273     89.60     21,295,835,049     28.57       56,768,532,322     49.75

Administrators
Administrative Council                              -         -          1,393,078      0.00            1,393,078      0.00
Executive Directors                           421,660      0.00         33,339,962      0.04           33,761,622      0.03

Fiscal Council                                      -         *          8,766,402      0.01            8,766,402      0.01

Treasury shares                                     -         -                  -         -                  -         -

Other shareholders                      4,117,822,850     10.40     53,188,194,289     71.37       57,306,017,139     50.22

Total                                  39,590,941,783    100.00     74,527,528,780    100.00      114,118,470,563    100.00

Outstanding shares in the market        4,118,244,510     10.40     53,231,693,731     71.43       57,349,938,241     50.25


In compliance with the Regulation for Differentiated Practices for Corporate Governance (Level 1), we present below spreadsheets showing the number of outstanding shares and their percentage in relation to total shares issued.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

                         - POSITION AS OF MARCH 31, 2003

GERDAU S.A. - CNPJ NO. 33.611.500/0001-19
- CAPITAL: R$ 1,735,656,174.86
OWNERSHIP

                                                                               NUMBER OF SHARES
                                                     -------------------------------------------------------------------------------
               SHAREHOLDER'S NAME                         COMMON                 PREFERRED                  TOTAL
                                                     -------------------------------------------------------------------------------
                                                       NUMBER OF                NUMBER OF                NUMBER OF
                                                        SHARES         %         SHARES         %         SHARES         %
                                                     -------------------------------------------------------------------------------
METALURGICA GERDAU S/A                                42,897,208     83.35     22,505,852     23.23     65,403,060     44.09
STA. FELICIDADE COM. EXP. DE PRODS SID LTDA            1,218,034      2.37      4,913,618      5.07      6,131,652      4.13
OTHER CONTROLLING SHAREHOLDERS                         1,694,505      3.29        131,853      0.14      1,826,358      1.23
                                                      ------------------------------------------------------------------------------
SUBTOTAL                                              45,809,747     89.01     27,551,323     28.44     73,361,070     49.45
OUTSTANDING SHARES                                     5,658,477     10.99     68,547,864     70.75     74,206,341     50.02
                                                      ------------------------------------------------------------------------------
TOTAL ISSUED                                          51,468,224    100.00     96,885,787    100.00    148,354,011    100.00
                                                      ------------------------------------------------------------------------------

                              GERDAU ACOMINAS S.A.

     o Gross sales at Gerdau Acominas S.A. reached R$ 2.6 billion in the quarter, 21.9% greater than the pro forma results for the first quarter of 2003 and 9.2% than that of the fourth quarter, also pro forma.

     o Gross margin was 37.4% in the quarter compared to 42.3% and 36.3% in the first and fourth quarters of 2003, respectively. When compared to the fourth quarter, the margin resulted better due to high prices in the international markets. When compared to the fist quarter of 2003, the increase in costs was greater thus reducing gross margin throughout the year.

     o EBITDA (operating cash generation) reached R$ 614.7 million in the quarter, presenting an increase of 15.9% over the pro forma for the fourth quarter of 2003. Compared to the first quarter, EBITDA remained at the same level. EBITDA margin stayed at 31.0% in the quarter.

     o Net profit for the Company reached R$ 312.9 million in the quarter, that is, R$ 1.97 per share.

     o Interest on capital stock and dividends related to the first quarter and to be paid on May 18th, 2004, totaled R$ 103.2 million. This total is equivalent to R$ 0.6505 per share issued on March 30th.

     o On March 31st, shareholders' equity was R$ 3.3 billion, equivalent to R$ 20.63 per share.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - UNCONSOLIDATED
BALANCE SHEET

Corporate legislation - R$ thousands                     Mar/2004       Dec/2003

TOTAL ASSETS                                            7,854,355     7,569,500
Current assets                                          2,767,307     2,524,173
Cash and banks                                             73,311        64,110
Trade accounts receivable                               1,005,657       829,542
Taxes recoverable                                         135,028        96,652
Temporary cash investments                                 81,765       115,156
Inventories                                             1,232,221     1,172,964
    Finished products                                     365,053       356,825
    Work in process                                       222,612       227,808
    Raw materials                                         323,800       287,478
    Warehouse materials                                   285,000       262,583
    Advances to suppliers                                  35,756        38,270
Other                                                     239,325       245,749
    Deferred income tax and social contribution            84,060        98,412
    Other accounts receivable                             155,265       147,337
Long-term receivables                                     445,182       440,229
Eletrobras loans                                            1,304         1,304
Other                                                     443,878       438,925
    Deferred income tax and social contribution           372,677       385,423
    Judicial deposits and other                            71,201        53,502
Permanent assets                                        4,641,866     4,605,098
Investments                                               194,738       197,463
    In subsidiaries                                       176,810       179,486
    Other investments                                      17,928        17,977
Fixed assets                                            4,434,682     4,397,120
    Land, buildings and structures                      2,516,575     2,508,914
    Machinery, equipment and installations              3,960,586     3,889,688
    Furniture and fixtures                                 91,222        91,794
    Vehicles                                               23,005        22,600
    Electronic data equipment                             485,237       475,790
    Construction in progress                              340,050       309,864
    Forestation/reforestation                             101,302        99,272
    Accumulated depreciation                           (3,083,295)    3,000,802)
Deferred charges                                           12,446        10,515

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - UNCONSOLIDATED
BALANCE SHEET

Corporate legislation - R$ thousands                   Mar/2004        Dec/2003
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            7,854,355       7,569,500
Current liabilities                                   2,896,588       3,055,693
Loans and financing                                   1,708,604       1,889,592
Trade accounts payable                                  538,441         464,233
Taxes payable                                           197,434         105,363
Dividends/interest on capital payable                    91,996         283,986
Payables to related companies                           184,228         138,309
Other                                                   175,885         174,210
    Salaries payable                                     45,304          64,212
    Deferred income tax and social contribution          20,207          19,790
    Other accounts payable                              110,374          90,208
Long-term liabilities                                 1,684,569       1,483,487
Loans and financing                                   1,600,466       1,412,705
    Local financing                                     400,828         424,208
    Foreign financing                                 1,199,638         988,497
Other                                                    84,103          70,782
    Provision for contingencies                          43,158          31,533
    Benefits to employees                                 6,418           7,794
    Other accounts payable                               34,527          31,455
Shareholders' equity                                  3,273,198       3,030,320
Capital stock                                         2,340,576       2,340,576
Capital reserves                                        131,989          98,762
    Investment subsidies                                105,792          72,565
    Other                                                26,197          26,197
Profit reserves                                          60,222          60,222
    Legal                                                60,222          60,222
Retained earnings                                       740,411         530,760

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

GERDAU ACOMINAS S.A. - Unconsolidated
STATEMENT OF INCOME


                                                                                Pro forma
Corporate legislation - R$ thousands                1Q/2004                      1Q/2003

GROSS SALES AND/OR SERVICES                         2,574,020                    2,111,935
Deductions                                           (588,811)                    (410,892)
    Taxes on sales                                   (426,495)                    (316,449)
    Freight and discounts                            (162,316)                     (94,443)
Net sales and/or services                           1,985,209                    1,701,043
Cost of sales and/or services rendered              1,242,771)                    (982,313)
Gross profit                                          742,438                      718,730
Operating expenses                                   (307,706)                    (279,311)
Selling expenses                                      (87,032)                     (68,979)
General and administrative expenses                  (139,403)                    (109,973)
Financial expenses/income                             (93,257)                     (94,157)
Other operating income (expenses), net                 12,362                       (5,783)
Equity pick-up                                           (376)                        (419)
Operating profit                                      434,732                      439,419
Non-operating income (expenses), net                   (5,226)                        (678)
Income before taxes and participations                429,506                      438,741
Provision for income tax and social contribution      (81,595)                    (103,671)
Deferred income tax                                   (27,515)                      20,058
Statutory participation                                (7,542)                      (4,254)
Net income for the period                             312,854                      350,874

Net income per lot of shares - R$                      1.9720
Book value per share - R$                             20.6313
Number of outstanding shares (thousands)              158,652

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - Consolidated
BALANCE SHEET


Corporate legislation - R$ thousands                                Mar/2004                    Dec/2003
TOTAL ASSETS                                                        7,876,853                   7,584,716
Current assets                                                      2,800,999                   2,548,754
Cash and banks                                                        140,661                      64,969
Trade accounts receivable                                             844,569                     762,045
Taxes recoverable                                                     138,432                      98,665
Temporary cash investments                                            165,015                     193,358
Inventories                                                         1,267,888                   1,179,545
    Finished products                                                 367,222                     357,180
    Work in process                                                   222,612                     227,808
    Raw materials                                                     327,726                     290,470
    Warehouse materials                                               288,427                     265,635
    Advances to suppliers                                              61,901                      38,452
Other                                                                 244,424                     250,172
    Deferred income tax and social contribution                        84,060                      98,412
    Other accounts receivable                                         160,374                     151,760
Long-term receivables                                                 457,986                     452,500
Eletrobras loans                                                        1,304                       1,304
Other                                                                 456,682                     451,196
    Deferred income tax and social contribution                       376,165                     388,373
    Judicial deposits and other                                        80,517                      62,823
Permanent assets                                                    4,617,868                   4,583,462
Investments                                                            60,382                      66,638
Fixed assets                                                        4,542,642                   4,504,438
    Land, buildings and structures                                  2,539,670                   2,530,624
    Machinery, equipment and installations                          4,055,028                   3,968,682
    Furniture and fixtures                                             64,904                      64,921
    Vehicles                                                           23,472                      22,727
    Electronic data equipment                                         209,637                     205,799
    Construction in progress                                          628,976                     600,647
    Forestation/reforestation                                         134,542                     132,512
    Accumulated depreciation                                       (3,113,587)                  (3,021,474)
Deferred charges                                                       14,844                      12,386

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - Consolidated
BALANCE SHEET


Corporate legislation - R$ thousands                                                 Mar/2004                  Dec/2003
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          7,876,853                 7,584,716
Current liabilities                                                                 2,907,814                 3,058,502
Loans and financing                                                                 1,713,792                 1,898,976
Trade accounts payable                                                                540,568                   466,675
Taxes payable                                                                         199,492                   107,126
Dividends/interest on capital payable                                                  91,996                   283,986
Payables to related companies                                                         184,020                   125,320
Other                                                                                 177,946                   176,419
    Salaries payable                                                                   46,799                    65,454
    Deferred income tax and social contribution                                        20,207                    19,790
    Other accounts payable                                                            110,940                    91,175
Long-term liabilities                                                               1,695,841                 1,495,894
Loans and financing                                                                 1,611,633                 1,424,506
Other                                                                                  84,208                    71,388
    Provision for contingencies                                                        43,268                    31,645
    Benefits to employees                                                               6,418                     7,794
    Other accounts payable                                                             34,522                    31,949
Minority interest                                                                           -                         -
Shareholders' equity                                                                3,273,198                 3,030,320
Capital stock                                                                       2,340,576                 2,340,576
Capital reserves                                                                      131,989                    98,762
    Investment subsidies                                                              105,792                    72,565
    Other                                                                              26,197                    26,197
Profit reserves                                                                        60,222                    60,222
    Legal                                                                              60,222                    60,222
Retained earnings                                                                     740,411                   530,760

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


GERDAU ACOMINAS S.A. - Consolidated
STATEMENT OF INCOME


Corporate legislation - R$ thousands                                                      1Q/2004                 1Q/2003
                                                                                                                Pro Forma
GROSS SALES AND/OR SERVICES                                                             2,596,702               2,118,888
Deductions                                                                              (589,649)               (411,379)
    Taxes on sales                                                                      (427,128)               (316,772)
    Freight and discounts                                                               (162,521)                (94,607)
Net sales and/or services                                                               2,007,053               1,707,509
Cost of sales and/or services rendered                                                (1,262,154)               (989,399)
Gross profit                                                                              744,899                 718,110
Operating expenses                                                                      (310,222)               (279,079)
Selling expenses                                                                         (87,820)                (69,037)
General and administrative expenses                                                     (140,575)               (110,813)
Financial expenses/income                                                                (93,628)                (93,082)
Other operating income (expenses), net                                                     12,405                 (5,777)
Equity pick-up                                                                              (604)                   (370)
Operating profit                                                                          434,677                 439,031
Non-operating income (expenses), net                                                      (5,296)                   (678)
Income before taxes and participations                                                    429,381                 438,353
Provision for income tax and social contribution                                         (82,007)               (103,671)
Deferred income tax                                                                      (26,978)                  20,446
Statutory participation                                                                   (7,542)                 (4,254)
Net income for the period                                                                 312,854                 350,874

Majority interest                                                                         312,854                 350,874
Minority interest                                                                               -                       -

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 1 - OPERATIONS

Gerdau Acominas S.A. is a company of the Gerdau Group dedicated mainly to the production of common and special steel rods and to the selling of general steel products (flat and rods), through plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 14.5 million tons of coarse steel per year, basically producing steel in electrical furnaces, from scrap and pig iron acquired, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steel. It is the largest scrap recycling company in Latin America and it is among the largest recycling companies in the world.

The industrial sector is the Company's most important market, including manufacturers of goods, such as vehicles and household and commercial equipment, which basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.


NOTE 2 - PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared in conformity with accounting practices adopted in Brazil, together with the rules established by the Brazilian Securities Commission (CVM).


NOTE 3 - SIGNIFICANT ACCOUNTING PRACTICES

A) CASH AND BANKS AND FINANCIAL INVESTMENTS - financial investments are recorded at cost plus income accrued up to the date of the Quarterly Information, using the interest rates agreed with the financial institutions, and do not exceed the market value;

B) CUSTOMERS - are stated at realizable values, and trade accounts receivable from foreign customers are adjusted based on exchange rates effective at the date of the Quarterly Information. The provision for credit risks was calculated based on a credit risk analysis, which included the history of losses, the individual situation of customers and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover eventual losses on amounts receivable;

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


C) INVENTORIES - are stated at the lower of market value and average production or purchase cost;

D) INVESTMENTS IN SUBSIDIARIES - are accounted for using the equity method. The result of the equity adjustment is recorded in an operating results account;

E) FIXED ASSETS - are recorded at cost, net of depreciation. Depreciation is calculated on the straight-line basis, at rates which take into consideration the estimated useful lives of assets. Interest on financing used to finance construction in progress is added to the cost of construction;

F) DEFERRED CHARGES - amortization is calculated on the straight-line basis, at rates determined based on the actual production of the implemented projects in relation to their installed capacities;

G) FINANCING - is stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts that are linked to the loan agreements are classified together with the related loans;

H) INCOME TAX AND SOCIAL CONTRIBUTION - current and deferred income tax and social contribution are calculated in accordance with the legislation in force;

I) OTHER CURRENT AND LONG-TERM ASSETS AND LIABILITIES - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus accrued charges and indexation readjustments (liabilities), when applicable;

J) TRANSLATION OF FOREIGN CURRENCY BALANCES - the criterion used for asset and liability balances in foreign currency is the translation to local currency (R$) at the foreign exchange rate in effect at the date of the closing of Quarterly Information (March 31, 2004 - US$ 1.00 = R$ 2.9086 and December 31, 2003 - US$ 1.00 = R$ 2.8892).

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 4 - CONSOLIDATED QUARTERLY INFORMATION

a) The quarterly information at March 31, 2004 include the accounts of Gerdau Acominas S.A. and its directly controlled subsidiaries listed below:


                                                                        Shareholders'
Consolidated company                                   Percentage              equity
-------------------------------------------------  ---------------  ------------------
Margusa - Maranhao Gusa S.A.                                  100              54,682
Armafer Servicos de Construcao Ltda.                          100              40,403
Acominas Com. Imp. Exp. S.A.- Acotrading                      100              22,589
Acominas Overseas Ltd.                                        100               7,602
Florestal Itacambira S.A.                                     100               7,287


g) The more significant accounting practices used in preparing the consolidated quarterly information are as follows:

     I) Gerdau Acominas S.A. and its subsidiaries adopt consistent practices to record their transactions and value their assets and liabilities. The financial statements of the subsidiary Acominas Overseas Ltd. were translated using the exchange rate in effect at the date of the Quarterly Information and were adjusted to be in conformity with accounting practices adopted in Brazil;

     II) Balance sheet balances arising from transactions between consolidated companies have been eliminated.

h) Due to the operational integration with Gerdau S.A. on November 28, 2003, presented below is the pro forma statement of income, showing the results of the Company if this integration had occurred on January 1, 2003:

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


PRO FORMA STATEMENT OF INCOME - GERDAU ACOMINAS S.A.


                                                                                   3/31/2003
Gross sales                                                                        2,111,935
Gross sales deductions                                                             (410,892)
                                                                       ----------------------
Net sales                                                                          1,701,043
Cost of sales                                                                      (982,313)
                                                                       ----------------------
Gross profit                                                                         718,730
Selling expenses                                                                    (68,979)
General and administrative expenses                                                (109,973)
Financial expenses/income, net                                                      (94,157)
Equity in the results                                                                  (419)
Other operating income (expenses)                                                    (5,783)
                                                                       ----------------------
Operating profit                                                                     439,419
Non- operating result                                                                  (678)
Provision for income tax and social contribution                                    (83,613)
Management interest                                                                  (4,254)
                                                                       ----------------------
Net income for the period                                                            350,874
                                                                       ======================


i) The Company has goodwill, which is amortized upon the realization of future results, as follows:


                                                                            AMORTIZATION
                                                                               period          Company       Consolidated
                                                                            --------------   ------------   ----------------
Goodwill in the investment account
    Balance at December 31, 2003                                                                  43,564             43,564
    (-) Reversal of goodwill through adjustment to the purchase price
       (Margusa - Maranhao Gusa S.A.)                                                            (5,258)            (5,258)
    (-) Portion amortized in the period                                          10 years          (957)              (957)
                                                                                             ------------   ----------------
    Balance at March 31, 2004 (based on expectation of future                                     37,349             37,349
        profitability )

The goodwill composition by subsidiary is explained in Note 7a

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 5 - CUSTOMERS

                                                                                  COMPANY                    CONSOLIDATED
                                                           -------------------------------  ------------------------------
                                                                3/31/2004      12/31/2003       3/31/2004      12/31/2003
                                                           ---------------  --------------  --------------  --------------
Trade accounts receivable - Brazil                                628,970         520,274         631,968         522,985
Trade accounts receivable from Brazilian exports                  442,002         372,717         277,916         302,509
Provision for credit risks                                       (65,315)        (63,449)        (65,315)        (63,449)
                                                           ---------------  --------------  --------------  --------------
                                                                1,005,657         829,542         844,569         762,045
                                                           ===============  ==============  ==============  ==============


NOTE 6 - INCOME TAX (IR) AND SOCIAL CONTRIBUTION (CS)

a) Adjustments to income tax and social contribution on income:

                                                                Company                               Consolidated
                                                ----------------------------------------  --------------------------------------
                                                               3/31/2004                                3/31/2004
                                                ----------------------------------------  --------------------------------------
                                                    IR            CS           Total          IR           CS          Total
                                                ------------  ------------  ------------  ------------  ----------  ------------
Income before income tax and social                 421,964       421,964       421,964       421,839     421,839
     contribution, after statutory
     participations                                                                                                     421,839
Nominal rates                                           25%            9%           34%           25%          9%           34%
Income tax and social contribution expenses
     at nominal rates                             (105,491)      (37,977)     (143,468)     (105,460)    (37,966)     (143,426)
Tax effect on:
 - equity adjustment                                   (94)          (34)         (128)            88          32           120
 - interest on capital                               18,979         6,832        25,811        18,979       6,832        25,811
 -  permanent differences (net)                       6,213         2,462         8,675         6,095       2,415         8,510
                                                ------------  ------------  ------------  ------------  ----------  ------------
Income tax and social contribution on income       (80,393)      (28,717)     (109,110)      (80,298)    (28,687)
                                                                                                                      (108,985)
                                                ============  ============  ============  ============  ==========  ============
        Current                                    (60,122)      (21,473)                    (60,422)
                                                                               (81,595)                  (21,585)      (82,007)
        Deferred
                                                   (20,271)       (7,244)      (27,515)      (19,876)     (7,102)      (26,978)

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


b) Composition of deferred income tax and social contribution assets and liabilities, at nominal rates:


                                                                               ASSETS
                                         -----------------------------------------------------------------------------------
                                                   Company - 3/31/2004                     Consolidated - 3/31/2004
                                         -----------------------------------------  ----------------------------------------
                                                 IR                   CS                    IR                   CS
                                         -------------------- --------------------  -------------------  -------------------
Tax losses                                           254,947                    -              257,130                    -
Social contribution losses                                 -               77,014                    -               77,951
Provision for contingencies                            4,082                1,470                4,441                1,479
Commissions/other                                      4,683                1,686                4,683                1,686
Provision for losses                                  82,982               29,873               82,982               29,873
                                         -------------------- --------------------  -------------------  -------------------
Total                                                346,694              110,043              349,236              110,989
                                         ==================== ====================  ===================  ===================
Current                                               61,653               22,407               61,653               22,407
Long term                                            285,041               87,636              287,583               88,582

                                                                            LIABILITIES
                                         -----------------------------------------------------------------------------------
                                                   Company - 3/31/2004                     Consolidated - 3/31/2004
                                         -----------------------------------------  ----------------------------------------
                                                 IR                   CS                    IR                   CS
                                         -------------------- --------------------  -------------------  -------------------
Inflationary effect                                   20,207                    -               20,207                    -
Current                                               20,207                    -               20,207                    -
                                         ==================== ====================  ===================  ===================


The tax benefits recognized on tax losses and social contribution losses, as well as the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income at present value, based on technical studies of feasibility, approved by management. These studies considered the history of the Company's profitability and the perspective of maintaining future profitability, permitting estimated realization of these tax benefits in a period not over ten years.

The deferred taxes on temporary differences, mainly tax contingencies, were recorded based on the probability of their realization, after the evaluation of the Company's legal advisors.


c) Estimated recovery of deferred income tax and social contribution assets:


                                                               Company - 3/31/2004          Consolidated - 3/31/2004
                                                               -------------------          ------------------------
2004                                                                        84,060                            84,060
2005                                                                        91,186                            91,186
2006                                                                        81,483                            83,929
2007                                                                        81,299                            81,707
2008                                                                        73,948                            74,441
2009                                                                        20,377                            20,518
2010 to 2012                                                                24,384                            24,384
                                                         --------------------------   -------------------------------
                                                                           456,737                           460,225

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 7 - INVESTMENTS IN SUBSIDIARIES, ASSOCIATED AND RELATED COMPANIES

A) INVESTMENT BALANCES COMPANY

                                                  ----------------------------------------------------------------------------
                                                                                                   3/31/2004       12/31/2003
                                                  -----------------------------------------------------------  ---------------
                                                                   Deposit for
                                                                future capital
                                                   Investment         increase      Goodwill           Total            Total
                                                  ------------  ---------------  ------------  --------------  ---------------
Subsidiaries:
Acominas Com. Imp. E Export. S.A. - Acotrading         22,589                -             -          22,589           22,592
Acominas Overseas Ltd.                                  7,602                -             -           7,602            7,504
Florestal Itacambira S.A.                               7,287                -             -           7,287            7,211
Armafer Servicos de Construcao Ltda.                   40,403            3,000             -          43,403           41,470
MARGUSA - Maranhao Gusa S.A.                           54,682                -        37,349          92,031           96,812
                                                  ------------  ---------------  ------------  --------------  ---------------
                                                      132,563            3,000        37,349         172,912          175,589
Other investments                                      20,150            1,676             -          21,826           21,874
                                                  ------------     ------------  ------------  --------------  ---------------
                                                      152,713            4,676        37,349         194,738          197,463
                                                  ============  ===============  ============  ==============  ===============



                                                                                                Consolidated
                                                  -----------------------------------------------------------
                                                                                   3/31/2004      12/31/2003
                                                  -------------------------------------------  --------------

                                                   Investment         Goodwill         Total           Total
                                                  ------------  ---------------  ------------  --------------


Margusa - Maranhao Gusa S.A.                                -           37,349        37,349          43,564
MRS Logistica S.A.                                      4,772                -         4,772           4,772
Joint ventures                                          9,934                -         9,934           9,984
Other investments                                       8,327                -         8,327           8,318
                                                  ------------  ---------------  ------------  --------------
                                                       23,033           37,349        60,382          66,638
                                                  ============  ===============  ============  ==============


B) CHANGES IN INVESTMENTS


                                                                                                                         Company
                                             ------------------------------------------------------------------------------------
                                                                                           Deposit for
                                                                                              future
                                                Balance     Equity in                        capital                     Balance
                                             12/31/2003   the results(*)     Goodwill        increase     Dividends     3/31/2004
                                             ----------  ----------------  ------------  --------------  ------------  -----------
Subsidiaries:
Acominas Com. Imp. E Export. S.A. -
Acotrading                                        22,592            (3)             -               -             -       22,589
Acominas Overseas Ltda.                            7,504             98             -               -             -        7,602
Florestal Itacambira S.A.                          7,211             76             -               -             -        7,287
Armafer Servicos de Construcao Ltda.              41,470        (1,067)             -           3,000             -       43,403
Margusa - Maranhao Gusa S.A.                      96,812            477       (5,258)               -             -       92,031
Other                                             21,874             43             -               2          (93)       21,826
                                             ------------  -------------  ------------  --------------  ------------  -----------
                                                 197,463          (376)       (5,258)           3,002          (93)      194,738
                                             ============  =============  ============  ==============  ============  ===========

(*) Includes amortization of goodwill.

c) INFORMATION ON INVESTMENTS

                                                                                Company - 3/31/2004
                                             ------------------------------------------------------------------------------------
                                                           Shareholders'   Net income       % holding        Quotas       Shares
                                                 Capital         equity        (loss)     in capital           held         held
                                             ------------  -------------  ------------  --------------  ------------  -----------
Subsidiaries:
Acominas Com. Imp. E Export. S.A. -
Acotrading                                        17,689         22,589           (2)            100%             -      400,000
Acominas Overseas Ltda.                              145          7,602            47            100%        50,000            -
Florestal Itacambira S.A.                          5,790          7,287            75            100%             -      158,985

Armafer Servicos de Construcao Ltda.              34,730         40,403       (1,066)            100%    34,730,419            -
Margusa - Maranhao Gusa S.A.                      10,702         54,682         1,175            100%             -   10,701,559


(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


D) COMPOSITION OF LOAN BALANCES

                                                                                       Company                     Consolidated
                                                                -------------------------------  -------------------------------
                                                                     3/31/2004      12/31/2003      3/31/2004        12/31/2003
                                                                ---------------  --------------  -------------  ----------------

Gerdau S.A.                                                           (18,719)          22,606       (18,719)            22,606
Fundacao Gerdau                                                         15,411          16,795         15,408            16,795
Armafer Servicos de Construcao Ltda.                                       565             652              -                 -
Seiva S.A. - Florestas e Industrias                                        444           1,657            444             1,657
GTL Brasil Ltda.                                                      (15,317)           5,958       (15,317)             5,958
Florestal Rio Largo Ltda.                                              (6,870)         (4,676)        (6,870)           (4,676)
Metalurgica Gerdau S.A.                                                  7,937         (3,390)          7,937           (3,390)
Acominas Com. Imp. E Export. S.A. - Acotrading                        (13,918)        (13,921)              -                 -
Margusa - Maranhao Gusa S.A.                                            13,263               -              -                 -
GTL Financial Corp                                                   (168,580)       (173,885)      (168,580)         (173,885)
Sipar Aceros S.A. and others                                             1,556           9,895          1,677             9,615
                                                                ---------------  --------------  -------------  ----------------
TOTAL                                                                (184,228)       (138,309)      (184,020)         (125,320)
                                                                ---------------  --------------  -------------  ----------------

Financial income (expenses)                                            (2,258)           2,840        (1,818)             2,845


The loan contracts between the companies in Brazil are subject to the average weighted rate in the market. The contracts with foreign companies are subject to interest charges (LIBOR + 3% p.a.) plus exchange rate variation.


E) TRANSACTIONS WITH RELATED COMPANIES                                                                    COMPANY - 3/31/2004
                                                                --------------------------------------------------------------
                                                                             Sales       Expenses         Accounts receivable
                                                                -------------------  -------------  --------------------------
Acominas Overseas Ltd. (*)                                                 758,539              -                     432,290
Armafer Servicos de Construcao Ltda.                                            36              -                          64
Gerdau Laisa S.A.                                                               51              -                          92
Gerdau AZA S.A.                                                                367              -                         319
Sipar Aceros S.A.                                                                -              -                       2,013
Indac - Ind. Adm. e Comercio S.A. (**)                                           -          1,267                           -

Sale and purchase of inputs and products are carried out at the same conditions and terms as transactions with unrelated third parties.

(*) Transactions carried out due to securitization arrangements.

(**) Payment of guarantees for sureties in financing contracts.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004

01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 8 - DEFERRED CHARGES

Deferred charges (Company and consolidated) comprise pre-operating expenses for reforestation, research, development and restructuring projects.


NOTE 9 - LOCAL AND FOREIGN FINANCING

Financing is as follows:


                                                        ANNUAL             COMPANY                       CONSOLIDATED
                                                                 -----------------------------  -------------------------------
                                                   charges (%)      3/31/2004      12/31/2003       3/31/2004       12/31/2003
                                             ------------------  -------------  --------------  --------------  ---------------
SHORT TERM
Working capital financing (R$)                            IGPM          1,640          48,173           1,640           48,173
Fixed assets financing (R$)                             12.00%          1,106           3,054           1,106            3,054
Investments financing (R$)                                 CDI          4,500           4,500           4,500            4,500
Investments financing (US$)                                  -         16,937          45,649          16,937           45,649
Working capital financing (US$)
                                               1.36% to 11.13%        991,187         921,803         991,187          925,847
Fixed assets financing and other (US$)          3.13% to 6.19%              -           2,912               -            5,082
Short-term portion of long-term financing
                                                                      693,234         863,501         698,422          866,671
                                                                 -------------  --------------  --------------  ---------------
                                                                    1,708,604       1,889,592       1,713,792        1,898,967

LONG TERM
Working capital financing (R$)                10.48% to 13.64%              -           3,812               -            3,812
Fixed assets financing and other (R$)
                                                8.00% to 9.66%        537,685         554,153         552,167          569,124
Investments financing (R$)                          IGPM +8.5%         33,433          35,019          33,433           35,019
Fixed assets financing and other (US$)
                                                         5.73%        619,455         616,837         621,329          616,837
Working capital financing (US$)
                                                7.10% to 9.50%      1,103,127       1,066,385       1,103,126        1,066,385
(-) Short-term portion                                              (693,234)        (863,501)       (698,422)        (866,671)
                                                                 -------------  --------------  --------------  ---------------
                                                                    1,600,466       1,412,705       1,611,633        1.424.506
                                                                 -------------  --------------  --------------  ---------------
Total  financing
                                                                    3,309,070       3,302,297       3,325,425        3,323,482
                                                                 =============  ==============  ==============  ===============


SUMMARIZED BY CURRENCY


                                                                                      Company                     Consolidated
                                                                 -----------------------------  -------------------------------
                                                                    3/31/2004      12/31/2003       3/31/2004       12/31/2003
                                                                 -------------  --------------  --------------  ---------------
Real (R$)                                                            589.364         648,711         592,846          663,682
US dollar (US$)
                                                                    2,730,706       2,653,586       2,732,579        2,659,800
                                                                 -------------  --------------  --------------  ---------------
                                                                    3,309,070       3,302,297       3,325,425        3,323,482
                                                                 =============  ==============  ==============  ===============

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


The schedule for payment of the long-term portion of financing is as follows:

                                          COMPANY       CONSOLIDATED
                                  ----------------  -----------------
In 2005                                   478,290            480,948
In 2006                                   400,472            402,958
In 2007                                   227,240            228,285
In 2008                                   206,152            206,540
In 2009                                   166,947            166,957
After 2009                                121,365            125,945
                                  ----------------  -----------------
                                        1,600,466          1,611,633
                                  ================  =================


A) GUARANTEES

The loans contracted under the FINAME/BNDES program are backed by the financed assets of the Company. The other loans are backed by sureties from controlling shareholders, on which the Company pays remuneration of 1% p.a. on the guaranteed amount.

B) COVENANTS

In the place of the tangible collateral usually required, certain financial covenants must be observed, as follows:

I) Consolidated Interest Coverage Ratio - measured the debt service payment capacity in relation to the Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA);

II) Consolidated Leverage Ratio - measures the debt coverage capacity in relation to the EBITDA.

All covenants mentioned above are calculated on a consolidated basis at the Gerdau S.A. level and have been observed. The penalty for non-compliance is the accelerated maturity of the contracts.


NOTE 10 -         FINANCIAL INSTRUMENTS

A) GENERAL COMMENTS - Gerdau Acominas S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial positions and exposure limit controls. All instruments are fully recognized in the books and restricted to the instruments listed below:

- FINANCIAL INVESTMENTS - are recognized at their redemption value as of the date of the Quarterly Information;

 - INVESTMENTS AND LOANS AMONG SUBSIDIARIES
AND RELATED PARTIES - are explained and presented in the Note 7;

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


 - FINANCING - explained and presented in Note 9;
- FINANCIAL DERIVATIVES -in order to minimize the effects of fluctuations in foreign exchange rates on its liabilities, Gerdau Acominas S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the Interbank Deposit Rate (CDI). Swap contracts are listed below:

                                                                                                       Company and Consolidated
--------------------------------------------------------------------------------------------------------------------------------
       Contract date                    Purpose             Amount US$              Rate                      Maturity
                                                             thousand
-----------------------------  --------------------------  -------------  --------------------------  --------------------------
    2.12 to .07.18.2001                Eurobonds                130,000    84.5% to 103.70% of CDI           05.20.2004
    05.06 to 05.08.2002                Suppliers                 85,000   97.00% to 100.00% of CDI       04.01 to 07.01.2004
  3.30.2001 to 08.13.2003               Import                    8,770   95.00% to 100.00% of CDI    04.01.2004 to 10.06.2004
 .07.16.2001 to 05.07.2002            Prepayment                 53,708   85.55% to 100.00% of CDI    07.13.2004 to 03.01.2006
  2.20.2002 to 05.14.2003           Resolution 2770              74,000   105.00% to 106.00% of CDI   05.10.2004 to 06.20.2005
  08.08.2002 to 04.09.2003        Advance on foreign             75,000   89.86% to 100.00% of CDI    04.02.2004 to 07.28.2004
                             exchange contract (ACC)

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


B) MARKET VALUE - the market values of financial instruments are as follows:


                                                                                                              COMPANY
                                             -------------------------------------------------------------------------
                                             ------------------------------------  -----------------------------------
                                                                       3/31/2004                           12/31/2003
                                             ------------------------------------  -----------------------------------
                                                         Book             Market                Book           Market
                                                        value              value               value            value
                                             -----------------  -----------------  ------------------  ---------------
 Financial investments                                 81,765             81,765             115,156          115,156
 Eurobonds                                            389,985            379,337             370,342          370,956
 Import financing                                     622,303            608,135             605,051          611,458
 Prepayment financing                                 835,324            851,880             807,385          818,786
 Financing - Resolution 2770                          267,803            302,325             365,573          390,235
 ACC financing                                        586,952            625,261             500,118          524,935
 Financing - Resolution 4131                           14,249             18,087              24,243           24,468
 Other financing                                      592,453            592,454             629,585          648,832
 Investments                                          194,738            194,738             197,463          197,463
 Related companies (liabilities)                      184,228            184,228             138,309          138,309



                                                                                                         Consolidated
                                             -------------------------------------------------------------------------
                                             ------------------------------------  -----------------------------------
                                                                       3/31/2004                           12/31/2003
                                             ------------------------------------  -----------------------------------
                                                         Book             Market                Book           Market
                                                        value              value               value            value
                                             -----------------  -----------------  ------------------  ---------------
 Financial investments                                165,015            165,015             193,358          193,358
 Eurobonds                                            389,985            379,337             370,342          370,956
 Import financing                                     624,177            610,009             605,051          611,458
 Prepayment financing                                 835,324            851,880             807,385          818,786
 Financing - Resolution 2770                          267,803            302,325             365,573          390,235
 ACC financing                                        586,952            625,261             500,118          524,935
 Financing - Resolution 4131                           14,249             18,087              24,243           24,468
 Other financing                                      606,934            606,935             650,770          670,016
 Investments                                           60,382             60,382              66,638           66,638
 Related companies (liabilities)                      184,020            184,020             125,320          125,320


The market value of swap contracts was obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar + coupon rates (assets) and forward CDI rates (liabilities) and discounted to current value at the date of the Quarterly Information using the projected future CDI rate for each maturity. Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses/income, net" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information.

The Company believes that the balances of other financial instruments, which are recognized in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


C) RISK FACTORS THAT COULD AFFECT THE COMPANY'S BUSINESS

Price risk: this risk is related to the possibility of price variations of the products that the Company sells or in the prices of raw materials and other inputs used in the production process. Since the Company operates in a commodity market, its sales revenue and cost of sales may be affected by the changes in the international prices of its products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to Company assets (investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company has adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and CDI), and periodically renegotiates contracts to adjust them to the market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in a foreign currency. In order to manage the effects of these fluctuations, the Company uses "hedge" instruments, usually swap contracts, as described in item "a" above.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales or credit instruments at financial institutions. In order to minimize this risk, the Company adopts the procedure of analyzing in detail the financial and equity position of its customers, establishing a credit limit and constant monitoring of its balance. In relation to financial investments, the Company invests solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Company's credit committee.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 11 -         FINANCIAL EXPENSES/INCOME, NET


                                                           COMPANY           CONSOLIDATED
                                                       -----------------     -------------------
                                                              3/31/2004               3/31/2004
                                                       -----------------     -------------------
Financial expenses
Interest on debt                                               (49,593)                (50,041)
Other financial expenses                                        (3,283)                 (3,394)
                                                       -----------------     -------------------
                                                               (52,876)                (53,435)
Financial income
Financial investments                                             2,665                   2,909
Interest received                                                 6,424                   6,457
Other financial income                                              696                     727
                                                       -----------------     -------------------
                                                                  9,785                  10,093

Monetary variations, net                                        (5,580)                 (5,626)
Foreign exchange variations, net                               (22,854)                (22,928)
Result from swap contracts                                     (21,732)                (21,732)
                                                       -----------------     -------------------
Financial expenses/income, net                                 (93,257)                (93,628)
                                                       =================     ===================


(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------

NOTE 12 -         PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and the final decisions will not have significant effects on the financial position at March 31, 2004.

The balances of contingencies, net of the related judicial deposits, are as follows:


                                                                    Company                       Consolidated
                                                         -------------------------------  -----------------------------
                                                              3/31/2004       12/31/2003     3/31/2004      12/31/2003
                                                         --------------  ---------------  -------------  --------------
Tax contingencies                                                                14,499         25,731          14,611
                                                                25,621
Labor contingencies                                                              11,393         11,810          11,393
                                                                11,810
Civil contingencies                                                               5,641                          5,641
                                                                 5,727                           5,727
                                                         --------------  ---------------  -------------  --------------
Total                                                           43,158                 31,533         43,268          31,645
                                                         ==============  ===============  =============  ==============

I) Tax contingencies

a) Contingent liabilities provided

a.1) R$ 135,546 (Company and consolidated) related to Corporate Income Tax and Social Contribution on Net Income being questioned in an injunction currently in progress in the Federal Court of Appeals (TRF) of the 1st Region. The Company claims the recognition of the right to pay the referred taxes after the offset of tax losses without observing the limit of 30% of the taxable income. The amounts discussed are being fully paid in court.

a.2) R$ 3,897 (Company) and 3,930 (consolidated), related to the Emergency Capacity Charge (ECE), and R$ 2,066 (Company) and 2,117 (consolidated), related to the Extraordinary Tariff Recomposition (RTE), included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

a.3) R$ 17,008 (Company and consolidated) related to amounts for Value Added Tax on Sales and Services (ICMS), the majority of which is related to credit rights involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

a.4) R$ 1,273 (Company and consolidated) related to a lawsuit regarding the Government Severance Indemnity Fund for Employees (FGTS) surcharges, which arose from the changes introduced by the Complementary Law 110/01. Currently, the corresponding court injunction is awaiting judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

a.5) R$ 12,871 (Company and consolidated) refers to lawsuits questioning the position of the National Institute of Social Security (INSS) in terms of charging INSS contributions on profit sharing payments made by the Company, as well as on payments for services rendered by cooperatives. Part of the provision also refers to several INSS assessments due to services contracted from third parties, in which the Institute accrued debts related to the last ten years and assessed the Company as jointly responsible. The assessments were challenged administratively and, if sustained, they will be challenged later in annulment proceedings, since Gerdau Acominas understands that there the right to set up part of the credits had expired, and that, anyway, the Company is not responsible.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


a.6) R$ 119 (consolidated) related to contributions for the Social Integration Program (PIS) in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of this contribution. These suits are in progress in the Federal Regional Court of the 2nd Region.

a.7) R$ 45 (Company and consolidated) related to other tax claims, most of which is deposited in courts.

a.8) Judicial deposits, representing restricted assets of the Company, are related to amounts deposited and maintained in court until the resolution of the related legal matters. The balances of these deposits, which at March 31, 2004 amounted to R$ 147,085 (Company) and R$ 147,178 (consolidated), are classified as a reduction of the provision for tax contingencies recorded in the books.

B) REMOTE OR POSSIBLE CONTINGENT LOSSES, INVOLVING GREAT UNCERTAINTIES IN RELATION TO THEIR REALIZATION, AND WHICH HAVE NOT BEEN PROVIDED FOR:

b.1) Gerdau Acominas S.A. is defendant in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is R$ 149,993. The Company did not set up a provision for contingency in relation to this process since it considers this tax undue, because the products do not fit the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

b.2) Also, R$ 54,763 are demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the Company under the drawback concession granted by DECEX were not in conformity with the legislation. The Company filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax credit has not been definitely set up, and considering that the arrangement that originated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, the Company considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

C) CONTINGENT TAX GAINS:

c.1) The Company is plaintiff in a proceeding related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88. The Company expects to recover the taxes unduly paid. The Company believes that the amount under discussion totals R$ 62,628.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


c.2) Due to prior favorable decisions by the Courts, the Company expects to recover IPI premium credits. Gerdau Acominas S.A. has filed an injunction challenging the return of credits, which is pending decision. The Company estimates a credit in the amount of R$ 145,786.

II) LABOR CONTINGENCIES

The Company is also defending labor proceedings for which there is a provision of R$ 13,791 (Company and consolidated) at March 31, 2004. None of these lawsuits refer to individually significant amounts and the lawsuits mainly involve claims due to overtime, health hazards and risk premium, among others.

The balances of deposits in court, which, at March 31, 2004, totaled R$ 1,981 (Company and consolidated), are classified as a reduction of the provision for labor contingencies.

III) CIVIL CONTINGENCIES

A) CONTINGENT LIABILITIES INCLUDED IN THE PROVISION

The Company is also defending in court civil proceedings arising from the normal course of its operations, including lawsuits arising from workplace accidents, and, at March 31, 2004, has a provision of R$ 6,989 (Company and consolidated) for these proceedings.

At March 31, 2004, the balances of deposits in court totaled R$ 1,262 (Company and consolidated) and are classified as a reduction of the provision for contingencies.

B) REMOTE OR POSSIBLE CONTINGENT LOSSES, INVOLVING GREAT UNCERTAINTIES IN RELATION TO THEIR REALIZATION, AND WHICH HAVE NOT BEEN PROVIDED FOR:

b.1) A civil lawsuit filed against Gerdau Acominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At March 31, 2004, the lawsuit amounts to approximately R$ 36,366.

Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais and the process is now with the High Court of Justice, for the judgment of the appeal.

The Company believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

b.2) A civil lawsuit filed by Sul America Cia. Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383, to settle an indemnity claim, which was deposited in court. The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested both by the bank (which claimed having no right over the amount deposited, which resolves the doubt raised by Sul America) and by the Company (which claimed inexistence of doubt and justification to refuse the payment, since the amount owed by Sul America is higher than stated). After pleading, Sul America claimed fault in the Bank's representation, and the lawsuit is in its initial stage. Based on the opinion of its legal advisors, the Company expects a loss to be remote and that the sentence will declare the amount due within the amount stated in the pleading.

Also, the Company filed, prior to the above-mentioned lawsuit, a lawsuit for the collection of the amount recognized by the insurance companies. The lawsuits are pending. The Company expects favorable outcome to this lawsuit.

The civil lawsuits arise from the accident occurred on March 23, 2002 with the blast furnace regenerators of the Company's Ouro Branco unit, which resulted in the stoppage of several activities, material damages to the steel mill equipment and loss of profits.

Equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance of R$ 62,000 was received in 2002.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


In 2002, a preliminary and conservative estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received plus the amount proposed by the insurance company as a complement to settle the indemnity. Subsequently, new amounts were added to the discussion, as stated in the Company's plea, although not yet recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company's consolidated financial position are remote.


NOTE 13 - POST-EMPLOYMENT BENEFITS

A)       PENSION PLAN - DEFINED BENEFIT

The Company and its subsidiary Armafer are the co-sponsors of defined benefit plans that cover substantially all employees in Brazil ("Acominas Plan" and "Gerdau Plan").

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the Ouro Branco unit. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public notes, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a closed supplementary pension entity to complement the social security benefits of employees and retired employees of the other units of Gerdau Acominas S.A. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public notes and marketable securities.

As a result of the operational integration on November 28, 2003, the assets and liabilities of the Gerdau Plan relating to the employees transferred to Gerdau Acominas S.A., were allocated to the new sponsor, the companies filed a request with the Supplementary Social Security Secretariat to add Gerdau Acominas S.A. as a sponsor of the Retirement and Supplementary Retirement Plans managed by Gerdau - Sociedade de Previdencia Privada.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


Current expenses of the defined pension plan are as follows:

                                                          COMPANY              CONSOLIDATED
                                                    --------------------   ---------------------
                                                         3/31/2004              3/31/2004
                                                    --------------------   ---------------------
Cost of current service                                           5,091                   5,128
Interest cost                                                    16,187                  16,303
Expected return of plan assets                                 (26,096)                (26,286)
Amortization of  (gain) loss                                                              (806)
                                                                           (789)
Expected contributions of employees                             (1,096)                 (1,096)
                                                    --------------------   ---------------------
Pension plan cost, net                                          (6,703)                 (6,757)
                                                    ====================   =====================


B) PENSION PLAN - DEFINED CONTRIBUTION

The Company and its subsidiary Armafer are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

C) OTHER POST-EMPLOYMENT BENEFITS

The Company estimates that the balance payable, due to employees' retirement or discharge, amounts to R$ 6,418 at March 31, 2004 (Company and consolidated).


NOTE 14 -         SHAREHOLDERS' EQUITY

A) CAPITAL - capital, authorized at March 31, 2004 comprises 200,000,000 common shares and 100,000,000 preferred shares, with no par value.

At March 31, 2004, 158,633,709 shares and 17,798 shares were subscribed and paid-up, totaling R$ 2,340,576. Preferred shares do not have voting rights and cannot be redeemed, but have the same rights of common shares in terms of profit distributions.

B) DIVIDENDS AND INTEREST ON CAPITAL - At March 30, 2004, the Company credited interest on capital (R$ 75,915) and dividends (R$ 27,288) to shareholders, totaling R$ 103,203 as prepayment of minimum statutory dividend for the current year. The Company calculated the interest on capital according to the terms established by Law 9249/95. The related amount was recorded as financial expense for tax purposes. For effects of presentation this amount was stated as dividends, not affecting the result.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


NOTE 15 -         STATUTORY PROFIT SHARING

The management's profit sharing is limited to 10% of net income for the year, after income tax and management fees.


NOTE 16 -         GUARANTEES GRANTED

The Company is the guarantor of the vendor financing of the associated company Banco Gerdau S.A., in the amount of R$ 45,578, at March 31, 2004.


NOTE 17 -         SUPPLEMENTARY INFORMATION - STATEMENT OF CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


                                                                             COMPANY              CONSOLIDATED
                                                                 --------------------  ------------------------
                                                                           3/31/2004                 3/31/2004
                                                                 --------------------  ------------------------
NET INCOME FOR THE PERIOD                                                    312,854                   312,854

Equity pick-up                                                                   376                       604
Provision for credit risks                                                     1,888                     1,888
Gain and/or loss on diposition of fixed assets                                 5,248                     5,289
Monetary and exchange variations                                              50,513                    50,725
Depreciation and amortization                                                 98,650                   100,932
Income tax and social contribution                                            77,396                    75,867
Interest on debt                                                              49,593                    50,041
Contingencies / judicial deposits                                              8,549                     8,547
Changes in trade accounts receivable                                       (181,766)                  (88,663)
Changes in inventory                                                        (58,784)                  (62,186)
Changes in trade accounts payable                                             70,012                    44,089
Other operating activity accounts                                             17,255                    16,094
  Net cash provided by operating activities                                  451,784                   516,081
Acquisition/disposal of fixed assets                                       (139,992)                 (142,957)
Increase in deferred charges                                                 (2,111)                   (2,637)
Acquisition/disposal of investments                                          (3,002)                       (2)
Interest on capital/profit distribution received                                 182                         -
  Net cash used in investing activities                                    (144,923)                 (145,596)
Suppliers of fixed assets                                                    (1,811)                   (1,813)
Working capital financing                                                    109,585                   105,080
Proceeds form fixed asset financing                                           44,159                    44,488
Payment of permanent asset financing                                       (187,660)                 (188,896)
Payment of interest on financing                                            (45,542)                  (45,880)
Loans with related  companies                                                 43,662                    56,324
Payment of dividends/interest on capital and participations                (293,444)                 (292,963)
  Net cash used in financing activities                                    (331,051)                 (323,660)
  Change in cash balance                                                    (24,190)                    46,825
     Cash balance
      At the beginning of the period                                         179,266                   258,327

      Restatement of opening cash                                                  -                       524
      At the end of the period                                               155,076                   305,676
    Composition of final cash
      Temporary cash investments                                              81,765                   165,015
      Cash and banks                                                          73,311                   140,661

                                         * * *

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2003


01.01  -  IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE     2  -  COMPANY NAME                           3  - CNPJ

00398-0            Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------


      To the Management and Shareholders
      Gerdau S.A.


1 We have carried out limited reviews of the Quarterly Information (ITR) of Gerdau S.A. and its subsidiaries for the quarters ended March 31, 2004 and 2003. This information is the responsibility of the Company's management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission
      (CVM) regulations.

4 Our reviews were conducted in order to issue a report on the Quarterly Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our review, we are not aware of any material modifications that should be made for it to be properly presented, in all material respects, in relation to the Quarterly Information (ITR) taken as a whole.

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------


5 The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2003. We audited this information upon its preparation, in connection with the audit of the financial statements at that date, on which we issued an unqualified opinion dated February 20, 2004.

      Porto Alegre,  April 26, 2004



      PricewaterhouseCoopers                    Carlos Alberto de Sousa
      Auditores Independentes                   Contador CRC 1RJ056561/O-0
      CRC 2SP000160/O-5 "F" RJ

(A free translation of the original in Portuguese) UNAUDITED FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) CORPORATE QUARTERLY INFORMATION - ITR LEGISLATION COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES 3/31/2004


01.01 - IDENTIFICATION

--------------------------------------------------------------------------------

1  -  CVM CODE        2  -  COMPANY NAME                  3  -  CNPJ

00398-0               Gerdau S.A.                         33.611.500/0001-19
--------------------------------------------------------------------------------

16.01 OTHER INFORMATION THE COMPANY CONSIDERS RELEVANT
--------------------------------------------------------------------------------



                                    CONTENTS

   GROUP      EXHIBIT    DESCRIPTION                                                                     PAGE
     01          01     Identification                                                                    1
     01          02     Head office                                                                       1
     01          03     Investor relations officer (Company mail address)                                 1
     01          04     General information/Independent accountants                                       1
     01          05     Capital composition                                                               2
     01          06     Characteristics of the company                                                    2
     01          07     Companies excluded from the consolidated financial statements                     2
     01          08     Dividends APPROVED AND/OR PAID DURING AND after THE QUARTER                       2
     01          09     Subscribed capital and alterations DURING the current YEAR                        3
     01          10     Investor relations officer                                                        3
     02          01     Balance sheet - assets                                                            4
     02          02     Balance sheet - liabilities and shareholders' equity                              5
     03          01     Statement of Income                                                               6
     04          01     Notes to the Quarterly Information                                                7
     05          01     Comments on the Quarterly Performance                                             42
     06          01     Consolidated balance sheet - assets                                               44
     06          02     Consolidated balance sheet - liabilities and shareholders' equity                 45
     07          01     Consolidated statement of income                                                  46
     08          01     Comments on the CONSOLIDATED Performance                                          47
     09          01     Investments in subsidiary and/or associated companies                             53
     10          01     Characteristics of public or private debenture issues                             54
     16          01     Other information the company CONSIDERS relevant                                  64
     17          01     Report on LIMITED reviewS                                                         98
                                                Gerdau Inter. Empreend. Ltda.
                                                    Gerdau ACOMINAS S.A.